Antero Midstream

NOTICE

of 2026 Annual Meeting of Shareholders

JUNE 3, 2026

8:00 A.M. Mountain Time

Antero Principal Executive Offices
1615 Wynkoop Street
Denver, CO 80202

The 2026 Annual Meeting of Stockholders of Antero Midstream Corporation ("Antero Midstream" or "the Company") will be held online on Wednesday, June 3, 2026, at 8:00 A.M. Mountain Time. The Annual Meeting is being held for the purposes listed below:

AGENDA

1. Elect the three Class I members of Antero Midstream's Board of Directors (the "Board") named in this Proxy Statement to serve until Antero Midstream's 2029 Annual Meeting of Stockholders,
2. Ratify the appointment of KPMG LLP as Antero Midstream's independent registered public accounting firm for the year ending December 31, 2026,
3. Approve, on an advisory basis, the compensation of Antero Midstream's named executive officers,
4. Approve, on an advisory basis, the frequency of future advisory votes on the compensation of Antero Midstream's named executive officers, and
5. Transact other such business as may properly come before the meeting and any adjournment or postponement thereof.

These proposals are described in the accompanying proxy materials.

RECORD DATE

April 13, 2026

By order of the Board of Directors,

Yvette K. Schultz

Chief Compliance Officer, Senior Vice President—Legal, General Counsel and Corporate Secretary

WHO MAY VOTE:

You will be able to vote at the Annual Meeting only if you were a stockholder of record at the close of business on April 13, 2026, the record date for the Annual Meeting. The Board requests your proxy for the Annual Meeting, which will authorize the individuals named in the proxy to represent you and vote your shares at the Annual Meeting or any adjournment or postponement thereof.

HOW TO RECEIVE ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS:

Pursuant to rules adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy solicitation materials electronically, rather than mailing paper copies of these materials to each stockholder. Beginning on April 23, 2026, we will mail to each stockholder a Notice of Internet Availability of Proxy Materials with instructions on how to access the proxy materials, vote, or request paper copies.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 3, 2026:

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Form 10-K") are available on our website free of charge at *www.anteroresources.com* in the "SEC Filings" subsection of the "Investors" section.

YOUR VOTE IS IMPORTANT

Your vote is important. We urge you to review the accompanying Proxy Statement carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

If you are a registered stockholder as of the record date, you may vote your shares or submit a proxy to have your shares voted by one of the following methods:

INTERNET
Use the website listed on the Notice of Internet Availability (the "Notice")

BY TELEPHONE
Use the toll-free number listed on the Notice

BY MAIL
Sign, date and return your proxy card in the provided pre-addressed envelope

DURING THE ANNUAL MEETING
Vote online during the Annual Meeting. See page 11 of the Proxy Statement for instructions on how to attend online

Table of Contents

PROXY STATEMENT

PROXY SUMMARY

This summary highlights information contained in this Proxy Statement. This proxy summary does not contain all of the information you should consider, and you should read this entire Proxy Statement before voting.

Executive Compensation Highlights

- Key 2025 Company performance highlights include:
  - Cash flow from operations increased by 11% to $932 million
  - Leverage declined year-over-year below target of 3.0x Net Debt / EBITDA
  - Repurchased approximately $135 million of shares
  - Delivered asset uptime availability of over 99%

Below is a summary of key components and decisions of our executive compensation program for 2025:

- Long-term incentive compensation awards were 75% time-based equity awards and 25% performance-based equity awards to our Named Executive Officers in March 2025. All long-term incentive awards vest over several years to reward sustained Company performance over time.
- The annual incentive plan for 2025 included metrics we felt were key to value creation. These included free cash flow after dividends, leverage goals, return on invested capital goals and sustainability performance. The annual incentive results of 200% reflected the excellent performance of the Company in 2025. The full details of our annual incentive plan metrics, goals and results are shown on page 43 of the proxy.

Successful Implementation of Succession Plan

During 2025, the Company successfully completed several key executive transitions that have positioned the organization for continued growth and stability. Our Board and the Board of Antero Resources, in close collaboration with our respective Nominating & Governance Committees and senior leadership, implemented a comprehensive succession planning process that ensured seamless continuity in our executive leadership. These transitions were executed with minimal disruption to day-to-day operations, preserving the Company's strategic momentum and reinforcing our commitment to strong corporate governance.

The Board believes that the thoughtful management of these transitions reflects the Company's dedication to long-term planning and shareholder value creation. By prioritizing internal talent development and maintaining robust succession protocols, the Company was able to retain institutional knowledge while bringing fresh perspectives to our leadership team. The smooth execution of these transitions demonstrates the effectiveness of our governance practices and the depth of our executive talent pipeline.

Specifically, effective as of August 14, 2025 we implemented the following changes:

- Mr. Kennedy began serving as Chief Executive Officer and President of the Company and Antero Resources, joined the Board of Directors of Antero Resources and continued to serve on the Company's Board of Directors. In connection with his promotion, Mr. Kennedy ceased to be Chief Financial Officer of Antero Resources and SVP—Finance of the Company and Antero Resources.
- Mr. Rady transitioned from his roles as Chief Executive Officer and President and as a member and Chairman of the Board of Directors of the Company and Antero Resources to his role as Chairman Emeritus of each company.
- Ms. Schultz joined the Company's Board of Directors pursuant to Antero Resources' contractual right to designate certain members of the Company's Board

of Directors. In addition, the following departments of the Company and Antero Resources began reporting to Ms. Schultz: (a) Human Resources and Administration, (b) Health, Safety, Environmental and Security, and (c) Procurement.

- Justin J. Agnew, who previously served as Vice President—Finance and Investor Relations of the Company, began serving as Chief Financial Officer of the Company, continuing to serve as its Vice President—Finance.
- The Company separated the roles of Chairman of the Board and Chief Executive Officer and David H. Keyte, formerly the Lead Director of the Company, began serving as Chairman of the Board of the Company.

Investor Outreach

Antero Midstream and the Board value input from stockholders, and we are committed to maintaining an open dialogue to receive feedback on important items. In 2025, we met with stockholders to discuss, among other things, compensation and environmental and safety matters.

Enhanced Corporate Governance

In 2019, we significantly enhanced shareholder rights and our corporate governance practices. In March of 2019, equity holders of Antero Midstream Partners LP ("AMLP") and Antero Midstream GP LP ("AMGP") approved proposals to combine the two companies and convert the resulting company from a limited partnership into a corporation. The transaction and resulting governance structure was approved by the boards of directors and conflicts committees of both AMLP and AMGP, was recommended by both ISS and Glass Lewis, and was overwhelmingly approved by equity holders of AMLP and AMGP. In connection with the transaction, our shareholders overwhelmingly approved a proposal to convert from a limited partnership to a corporation and adopt a certificate of incorporation that enhanced shareholders' rights. Approximately 99% of votes cast were in favor of converting from a limited partnership to a corporation and adopting our current certificate of incorporation. While the certificate of incorporation approved by shareholders contains provisions for a classified board of directors and a supermajority vote for certain amendments, at the time ISS recommended shareholders vote for the conversion and adoption of the certificate of incorporation, noting that support for the proposal was warranted in part due to the valuable governance protections and enhanced rights that shareholders would experience.

Corporate Responsibility

Some highlights of our sustainability and corporate responsibility efforts appear below. Please visit *https://www.anteromidstream.com/sustainability* for more information and a link to our most recent sustainability report.[(1)]

Human Capital Management

Our talented and experienced employees are key to Antero Midstream's culture of responsibility and sustainability.

- The safety and security of our people and the integrity of our operations are our top priorities. Our health and safety compliance program seeks to protect our workforce and the communities in which we operate by striving for "Zero incidents, Zero harm, Zero compromise." We have sought to implement developed and thoughtful processes for identifying and mitigating safety risks:
  - Identification – behavior-based safety programs, job safety analysis, emergency response drills and contractor vetting through a reputable third-party vendor

(1) *Please note that this Internet address is for information purposes only, and no information found and/or provided at such Internet address, contained on our website in general, or included in our Sustainability Report is intended or deemed to be incorporated by reference in this Proxy Statement.*

- Mitigation – contractor safety improvement plans, root cause analyses, risk ranking and mitigation reviews, pre-job safety startup reviews, and a library of over 30 individual safety training courses

- We believe that our success as a company is not measured only by our financial results but also by how we treat our employees. We seek to help our people enjoy healthier lives, achieve educational goals and provide for themselves and their families by offering competitive compensation and benefits, including:
  - Healthcare coverage – medical and prescription, dental and vision
  - Financial assistance – health savings accounts, student loan repayment reimbursement, dependent care flexible spending account coverage and 401(k) plan with matching up to 6%
  - Insurance – basic life, accidental death and disability, as well as short-term disability and long-term disability coverage
  - Lifestyle – employee assistance program, holidays and personal choice days, paid vacation and sick leave, company-paid parental leave, gym membership and/or fitness subscription reimbursement, and free parking and public transportation

- Doing the right thing is essential to our culture. To that end, we conduct an annual, company-wide ethics and compliance training program that covers, among other things, ethical business practices, insider trading, anti-discrimination and anti-harassment.

- We aim to respect human rights and promote them in our supply chain through, among other things, our company policies, including:
  - Supplier Code of Conduct – promotes the fair and ethical treatment by suppliers, contractors, independent consultants and other parties that Antero Midstream works with through a set of guidelines focusing on equal opportunity, workplace safety and protection of the environment, among other things
  - Human Labor and Indigenous Rights Policy – promotes respect of human rights through compliance with applicable national and local laws as well as pertinent trends and norms with respect to compensation, discrimination, health and safety and community relations, and that prohibits child labor, forced labor and human trafficking, as well as workplace harassment, discrimination, in line with applicable laws related to all of these topics; and provides access to a hotline for reporting concerns or grievances

Community Engagement

We are committed to enhancing the communities where we live and work. Recent highlights of our community engagement and investment include:

- Together with Antero Resources Corporation (“Antero Resources”):
  - Donated $1 million to West Virginia University Benjamin M. Statler College of Engineering and Mineral Resources as part of our $4 million multi-year donation commitment
  - Donated an aggregate of over $50,000 to Banesville Hospital Association and West Virginia State Hospital
  - Contributed meaningful employment opportunities in the Appalachian Region

- The Antero Foundation, established in 2020 as a joint initiative of Antero Resources and Antero Midstream, supports the companies’ commitment to philanthropy and volunteerism by investing in the communities where Antero operates and employees live and work.
  - The Foundation provides grants to qualifying nonprofit organizations across five focus areas—education; health and human services; community development; environmental causes; and arts and culture—while encouraging employee volunteer engagement.
  - Since inception, the Foundation has directed the substantial majority of its expenditures to supporting initiatives such as food security, education, health services, environmental conservation, and community development in West Virginia. In 2025, the Foundation donated over $1 million to support these initiatives.

Equal Employment Opportunity and Workplace Culture

We recognize the importance of supporting and promoting equal employment opportunity in our workplace. Company policies prohibit all forms of unlawful discrimination based on age, race, ethnicity, religion, sex, gender identity and other impermissible factors.

We embrace an approach that values a strong workplace culture, and we are committed to making opportunities for development and progress available to all employees so their talents can be fully developed and our and their success can be maximized. We believe that creating an environment that cultivates a sense of belonging requires encouraging employees to educate themselves about each other's experiences, and we strive to promote the respect of all persons.

As of December 31, 2025:

22%
of our employees are women

30%
of our directors are women

15%
of our directors and corporate officers are women

Governance

Our Board has ultimate oversight over the company's operational performance and ethical conduct. This includes, in partnership with our executive leadership team, managing our risk mitigation. Highlights of our corporate, environmental and social governance programs include:

- **Director independence and Board composition**
  - Eight out of ten directors are independent
  - We have an independent Chairman
  - Our independent Chairman presides over the executive sessions of our non-management directors
  - Each Board committee is chaired by an independent director and comprised entirely of independent directors (except for the Environmental and Safety Committee)
  - The ages of our directors range from 44 to 75 years old, and the average director tenure is 5.3 years
- **Focus on Environmental and Safety Matters**
  - We have an Environmental and Safety Committee of the Board that guides and governs our environmental and safety initiatives
  - 15% of executive target annual incentive compensation is tied to certain environmental, social and governance performance metrics
  - In 2025, 100% of employees completed training for our Human, Labor and Indigenous Rights Policy and our Supplier Code of Conduct
- **Valuing investor feedback and alignment with stockholders**
  - We proactively engage with stockholders and other stakeholders, including with respect to sustainability programs and performance
  - Our executive compensation program and robust stock ownership guidelines applicable to directors and executives were thoughtfully designed to incentivize the maximization of shareholder value
  - Our corporate policies generally prohibit hedging or pledging company stock

Environment and Safety

We believe safety and environmental stewardship are intrinsically linked. "Zero incidents, Zero harm, Zero compromise" is designed to empower every employee to make the safest decisions to protect our people and be a good steward to the environment. Our dedicated staff of health, safety, security and environmental ("HSSE") professionals manage our HSSE programs and are committed to our performance as a safe and sustainable energy company. In addition, stewardship of the environment is a fundamental value in our overall business strategy.

Our Environmental and Safety highlights include:

- 2025 environmental and safety performance:
  - Methane leak loss rate of 0.031%, a 6% reduction from 2024
  - Approximately 90% of wastewater received by Antero Midstream is recycled
  - TRIR and LTIR for our employees and contractors (collectively) of 0.154 and zero, respectively, in 2025, maintaining our commitment to the safety of our employees and contractors
- Achieved our goal of 100% reduction in legacy pipeline emissions in 2025, and continued progress towards Net Zero Scope 1 (direct) and Scope 2 (indirect from the purchase of energy) emissions by 2050, in each case excluding assets acquired in recent M&A activity, including the HG acquisition, including through the following:
  - Conducted quarterly facility LDAR inspections on all of our compressor stations
  - Installed pigging blowdown capture systems at 12 compressor stations and 11 pipeline interchange locations
  - Continued implementation of a double-pig capture process that reduces the frequency of pig receiver blowdowns, which has the effect of reducing emissions and improving labor efficiency
  - Continued deployment of a technology that was successfully field pilot tested with a major engine manufacturer to reduce total carbon emissions while increasing the efficiency of the engine by adding additional horsepower
  - Continued to shepherd patent pending technology that passed proof of concept examination for hydraulic emission displacement designed to eliminate GHG emissions from pipeline maintenance activities
  - Maintained our marginal abatement cost curve to effectively and systematically model emissions reduction projects across our operations
- Sustainability disclosures are aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD)
- Management regularly reports to the Board Environmental and Safety Committee on pertinent sustainability risks and opportunities

Current Directors and Board Nominees

Name	Director Class	Age	Occupation	Director Since	Independent	Committee Memberships				
						Audit	Comp	Nom & Gov	Conflicts	E&S
Peter A. Dea	Class I	72	Co-Founder and Former Executive Chairman of Confluence Resources LP	2019	✔		✔		✔	
W. Howard Keenan, Jr.	Class I	75	Member of Yorktown Partners LLC	2019	✔		✔	✔		
Janine J. McArdle	Class I	65	Founder and CEO of Apex Strategies, LLC	2020	✔	✔				✔
Michael N. Kennedy	Class II	51	Chief Executive Officer and President of Antero Resources and Antero Midstream	2021						
Brooks J. Klimley	Class II	69	Founder and President of Brooks J. Klimley & Associates	2019	✔	✔				C
John C. Mollenkopf	Class II	64	Retired Chief Operating Officer of MarkWest operations of MPLX GP LLC	2019	✔	✔				✔
Jeffrey S. Muñoz	Class II	60	Retired Partner at Latham & Watkins LLP and Vinson & Elkins LLP in the natural resources industry	2024	✔	C		✔		✔
Nancy E. Chisholm	Class III	59	Former President of Tyco Retail Solutions	2022	✔	✔		C		✔
David H. Keyte Chairman of the Board	Class III	70	Chairman of Caerus Oil and Gas LLC	2019	✔		C	✔	C	
Yvette K. Schultz	Class III	44	Chief Compliance Officer, Senior Vice President – Legal, General Counsel and Corporate Secretary of Antero Resources and Antero Midstream	2025						✔

C *Chairperson*

Board Composition Highlights


4
+65
63
Average
age
2
44-55
4
56-65


7
Men
30%
Women
3
Women

2026 Annual Meeting of Stockholders

We are pleased this year to conduct the Annual Meeting solely online via the Internet through a live webcast and online stockholder tools. We are conducting the Annual Meeting virtually because we believe a virtual format makes it easier for stockholders to attend and participate. Moreover, this format empowers stockholders around the world to participate at no cost.

Here are several ways our virtual format will enhance stockholder access and participation and protect stockholder rights:

- **We Encourage Questions.** Stockholders can submit questions for the meeting online in advance or live during the meeting, following the instructions below. During the meeting, we will answer as many appropriate stockholder-submitted questions as time permits. Following the Annual Meeting, we will publish an answer to each appropriate question we received on our Investor Relations website at www.anteromidstream.com/investors as soon as practical.
- **We Believe in Transparency.** Although the live webcast is available only to stockholders at the time of the meeting, we will post a webcast replay, the final report of the inspector of election, and answers to all appropriate questions asked by stockholders in connection with the Annual Meeting to our Investor Relations website at *www.anteromidstream.com/investors.*
- **We Proactively Take Steps to Facilitate Your Participation.** During the Annual Meeting, we will offer live technical support for all stockholders attending the meeting.

Meeting Admission

You are entitled to attend and participate in the virtual Annual Meeting only if you were a stockholder as of the close of business on April 13, 2026 or if you hold a valid proxy for the Annual Meeting. If you are not a stockholder, you may still view the meeting after the recording has been posted on our Investor Relations website.

Attending Online. If you plan to attend the Annual Meeting online, please read the instructions below so you understand how to gain admission. If you do not comply with these procedures, you will not be able to participate in the Annual Meeting.

Stockholders may participate in the Annual Meeting by visiting *www.virtualshareholdermeeting.com/AM2026*. If you are a stockholder of record, you will need the control number on your Notice of Internet Availability (the "Notice") or proxy card to log in. For beneficial stockholders who do not have a control number, instructions to gain access to the meeting may be provided on the voting instruction card you receive from your broker, bank, or other nominee.

Stockholders of record hold shares directly with Equiniti Trust Company, LLC (formerly American Stock Transfer and Trust Company LLC). "Beneficial" or "street name" stockholders hold shares through a broker, bank, or other nominee.

Please allow ample time to check in to the virtual meeting. The site will be available beginning at 7:45 A.M. Mountain Time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

Asking Questions. Stockholders who wish to submit a question in advance may do so on our Annual Meeting website, *www.virtualshareholdermeeting.com/AM2026*, which will be open 15 minutes before the Annual Meeting. Stockholders also may submit questions live during the meeting. We plan to reserve up to 20 minutes for appropriate stockholder questions to be read and answered by Company personnel during the meeting, but we will only address questions that are germane to the matters being voted on at our Annual Meeting. Stockholders can also access copies of this Proxy Statement and annual report at our Annual Meeting website.

Voting Before or During the Meeting

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend. If you are a registered stockholder as of the record date, you may vote your shares or submit a proxy to have your shares voted by one of the following methods:

- *Online*. Submit a proxy electronically using the website listed on the Notice. You will need the control number from your Notice to log on to the website. Internet voting facilities will be available until 11:59 p.m., Eastern Time, on Tuesday, June 2, 2026.
- *By Telephone*. Request the proxy materials and submit a proxy by telephone using the toll-free number listed on the Notice. You will need the control number from your Notice when you call. Telephone voting facilities will be available until 11:59 p.m., Eastern Time, on Tuesday, June 2, 2026.
- *By Mail*. You may request a hard copy proxy card by following the instructions on the Notice. You can submit your proxy by signing, dating and returning your proxy card in the provided pre-addressed envelope.
- *In Person Online*. If you are a registered stockholder and you attend the Annual Meeting online, you can vote via the Internet during the meeting. Follow the instructions at *www.virtualshareholdermeeting.com/AM2026* to vote during the meeting.

If you are a beneficial stockholder, you will receive instructions from the holder of record that you must follow for your shares to be voted. Most banks and brokers offer Internet and telephone voting. If you do not give voting instructions, your broker will not be permitted to vote your shares on any matter that comes before the Annual Meeting except the ratification of our auditors.

As of the record date, 475,029,397 shares of common stock were outstanding and entitled to be voted at the Annual Meeting. Holders of shares of our 5.5% Series A Non-Voting Perpetual Preferred Stock (the "Series A Preferred Stock") are not entitled to vote such shares at the Annual Meeting.

Revoking Your Proxy or Changing Your Vote. Stockholders of record may revoke their proxy at any time before the electronic polls close by submitting a later-dated vote via the Internet, by telephone or by mail; by delivering instructions to our Secretary before the Annual Meeting commences; or by voting online in person during the Annual Meeting. Simply attending the meeting will not affect a vote that you have already submitted.

Beneficial stockholders may revoke any prior voting instructions by contacting the broker, bank, or other nominee that holds their shares prior to the Annual Meeting or by voting online during the meeting.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement includes "forward-looking statements." Such forward-looking statements are subject to a number of risks and uncertainties, many of which are not under Antero Midstream's control. All statements, except for statements of historical fact, made in this Proxy Statement regarding activities, events or developments Antero Midstream expects, believes or anticipates will or may occur in the future, including statements regarding (1) ESG and sustainability-related activities; (2) our plans, strategies, initiatives, and objectives; (3) our assumptions, outlooks and expectations; (4) the scope and impact of our ESG risks and opportunities; and (5) standards, engagement, disclosure and expectations of third parties are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are aspirational and not guarantees or promises that they will be achieved. All forward-looking statements speak only as of the date hereof. Although Antero Midstream believes that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that these plans, intentions or expectations will be achieved. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Except as required by law, Antero Midstream expressly disclaims any obligation to and does not intend to publicly update or revise any forward-looking statements.

The actual conduct of our activities, including the development, implementation, progress or continuation of any initiatives (including ESG and sustainability-related ones), commitments, strategies, and objectives, discussed or forecasted in this report may differ materially in the future. The reader should thus not place undue reliance on these forward-looking statements. In addition, many of the assumptions,

standards, methodologies, statistics, metrics and measurements used in preparing this Proxy Statement, the 2024 ESG Report, and other ESG and sustainability-related information provided by the Company continue to evolve and are based on management's beliefs, assumptions and expectations based on currently available information believed to be reasonable at the time of preparation but should not be considered guarantees. The standards, methodologies, statistics, metrics and measurements used, and the expectations and assumptions they are based on, have not been verified by any third party. Statistics, metrics and measurements relating to ESG matters are estimates and may be based on assumptions or developing standards. In some cases, the information is prepared, or based on information prepared, by governmental agencies, third-party vendors and consultants, or other third parties, and is not independently verified by Antero Midstream.

These statements are based on management's beliefs, assumptions and expectations based on currently available information, are not guarantees of future performance, and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in our most recent filings with the Securities and Exchange Commission ("SEC") on Form 10-K and Form 10-Q. While we anticipate continuing to monitor and report on certain sustainability information, we cannot guarantee that such data will be consistent year-to-year, as methodologies and expectations continue to evolve and vary across companies, industries, jurisdictions and regulatory bodies. We hereby expressly disclaim any obligation or duty not otherwise required by legal, contractual, and other regulatory requirements to update, correct, provide additional details regarding, supplement, or continue providing such data, in any form, in future. Furthermore, there are sources of uncertainty and limitations that exist that are beyond our control and could impact the Company's plans and timelines, including the reliance on technological and regulatory advancements and market participants' behaviors and preferences.

In addition, while we seek to align these disclosures with the recommendations of various third-party frameworks, such as the Task Force on Climate-Related Financial Disclosures, we cannot guarantee strict adherence to these framework recommendations. Additionally, our disclosures based on these frameworks may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policy, or other factors, some of which may be beyond our control. Moreover, with regards to our participation in, or certification under, various frameworks, we may incur certain costs associated with such frameworks and cannot guarantee that such participation or certification will have the intended results on our or our products' ESG profile. In addition, the calculation of the methane leak loss rate disclosed in the 2024 ESG Report is based on ONE Future protocol, which is based on the EPA Greenhouse Gas Reporting Program currently in effect. We also calculate our Scope 1 GHG emissions in accordance with the EPA Greenhouse Gas Program, which is subject to change, and revisions to this program could result in the calculation of increased emissions from our operations, which in turn could impact our ability to realize Scope 1 and 2 GHG emission reductions on our proposed timeline. Scope 1 GHG emissions are the Company's direct greenhouse gas emissions, and Scope 2 GHG emissions are the Company's indirect greenhouse gas emissions associated with the purchase of electricity, steam, heat or cooling. Antero Midstream anticipates achieving a 100% reduction in pipeline maintenance emissions by 2025 and Net Zero Scope 1 and Scope 2 GHG emissions through 2050 through operational efficiencies and the purchase of carbon offsets; however, achieving such reductions is aspirational and we could face unexpected material costs as a result of our efforts to do so. Moreover, given uncertainties related to the use of emerging technologies, the state of markets for and availability of verified quality carbon offsets, we cannot predict whether or not we will be able to achieve these reductions in a timely fashion, if at all, or whether any offsets we purchase will ultimately achieve the emission reduction it represents. Our net zero goals apply only to Antero Midstream's legacy assets, and do not include assets acquired in recent M&A activity, including the HG acquisition.

This Proxy Statement and the 2024 ESG Report contain statements based on hypothetical or severely adverse scenarios and assumptions, and these statements should not necessarily be viewed as being representative of current or actual risk or forecasts of expected risk. These scenarios cannot account for the entire realm of possible risks and have been selected based on what we believe to be a reasonable range of possible circumstances based on information currently available to us and the reasonableness of assumptions inherent in certain scenarios; however, our selection of scenarios may change over time as circumstances change. While future events discussed in this Proxy or the 2024 ESG Report may be significant, and with respect to which we may even use the word "material" or similar concepts of "materiality," any potential significance should not be read as necessarily rising to the level of "materiality" of certain disclosures included in Antero Midstream's SEC filings.

ITEM ONE: ELECTION OF DIRECTORS

The Board is currently comprised of ten directors, divided into three classes. Directors in each class are elected to serve for three-year terms and until they are re-elected, their successors are elected and qualified, or until his or her death or until they resign or are removed. Each year, the directors of one class stand for re-election as their terms of office expire.

Based on recommendations from our Nominating & Governance Committee, the Board has nominated the following individuals for election as Class I directors of Antero Midstream with terms to expire at the 2029 Annual Meeting of Stockholders, barring an earlier death, resignation or removal:



Peter A. Dea



W. Howard Keenan, Jr.



Janine J. McArdle

Biographical information for the nominees is contained in “Directors” and “Executive Officers” below.

If a nominee becomes unable or unwilling to accept nomination or election, either the size of the Board will be reduced or the individuals acting under your proxy will vote for the election of a substitute nominee recommended by the Board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Summary of Director Qualifications and Experience

The Board believes that all directors should have sound business judgment, personal and professional integrity, an ability to work as part of a team, willingness to commit the required time to serve as a Board member, business experience, and financial literacy.

As of the date hereof, the Board embodied a diverse set of experiences, qualifications, attributes, and skills, as shown below:

	Kennedy	Dea	Keenan	McArdle	Klimley	Mollenkopf	Chisholm	Keyte	Muñoz	Schultz
Executive Leadership	•	•	•	•	•	•	•	•	•	•
Financial	•		•	•	•	•	•	•	•	
Accounting/Audit	•			•		•		•	•	
Risk Management	•	•	•	•		•	•	•		•
Operations	•	•		•		•	•	•		
Industry	•	•	•	•	•	•		•	•	•
Environmental and/or Climate Change-Related		•		•	•	•				•
Health or Safety		•		•		•	•			•
Human Resources Management		•		•	•	•	•	•		•
Cybersecurity				•						

DIRECTORS

We were originally formed in 2013 as Antero Resources Midstream Management LLC to become the general partner of Antero Midstream Partners LP. In 2017, Antero Resources Midstream Management LLC converted from a limited liability company to a limited partnership under the laws of the State of Delaware, and changed its name to Antero Midstream GP LP in connection with its initial public offering. In March 2019, Antero Midstream GP LP was converted from a limited partnership to a corporation under the laws of the State of Delaware and changed its name to Antero Midstream Corporation. Other than Messrs. Keyte and Kennedy and Mses. McArdle and Chisholm, who were appointed to the Board in April 2019, April 2021, March 2020 and December 2022, respectively, each of our existing directors was appointed to the Board in connection with the closing of the simplification transactions (the "Simplification Transactions") in March 2019.

Set forth below is the background, business experience, attributes, qualifications and skills of each Antero Midstream director and director nominee.

Each of the Class I directors is up for reelection at the Annual Meeting.

Class I Directors



Peter A. Dea

Age: 72

Director Since: 2019

Committee Memberships: Compensation Committee, Conflicts Committee

Key Attributes and Qualifications:

- Co-Founder and Executive Chairman of Confluence Resources LP, from the company's inception in September 2016 until 2025
- Co-Founder, President and CEO of Cirque Resources LP from its inception in May 2007 until 2025
- President, CEO and Director of Western Gas Resources, Inc. from 2001 through their merger with Anadarko Petroleum Corporation in 2006
- CEO from 1999 and Chairman of the Board from 2000 of Barrett Resources Corporation until its sale in 2001 to Williams Companies
- Served as a director of the general partner of Antero Midstream GP LP from April 2018 through the closing of the Simplification Transactions

Has over 40 years of oil and gas exploration and production experience and involvement in national and state energy policies

Other Public Company Boards:

- Liberty Energy Inc.



Age: 75

Director Since: 2019

Committee Memberships: Compensation Committee, Nominating & Governance Committee

W. Howard Keenan, Jr.

Key Attributes and Qualifications:

- Since 1997, has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry
- From 1975 to 1997, was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991
- Serves on the boards of directors of multiple Yorktown Partners portfolio companies
- Serves on the Board of Directors of Antero Resources
- Served as a director of the general partner of Antero Midstream GP LP beginning in April 2017 and as a director of the general partner of Antero Midstream Partners LP beginning in February 2014, in each case, through the closing of the Simplification Transactions

Has over 40 years of experience with energy companies and investments and broad knowledge of the oil and gas industry.

Other Public Company Boards:

- Solaris Energy Infrastructure, Inc.; Aris Water Solutions (until 2025); Antero Resources; Brigham Minerals, Inc. (until January 2022); Ramaco Resources, Inc. (until June 2019); Concho Resources (until 2013); Geomet Inc. (until 2012)



Age: 65

Director Since: 2020

Committee Memberships: Audit Committee, Environmental and Safety Committee

Janine J. McArdle

Key Attributes and Qualifications:

- Founder and Chief Executive Officer of Apex Strategies, LLC, a global consultancy company providing advisory services to midstream and downstream energy companies, since 2016
- Executive of Apache Corporation from 2002 to 2015 serving most recently as Senior Vice President – Global Gas Monetization and President of Kitimat LNG
- Served as President and Managing Director for Aquila Europe Ltd. from 2001 to 2002 and served in various executive and trading roles prior thereto

Has over 30 years of experience as an executive in the oil and gas industry with extensive background in engineering, marketing, business development, finance and risk management.

Other Public Company Boards:

- Santos Ltd; Advantage Energy Ltd (until March 2025); Halcon Resources Corporation (until 2019)

Class II Directors



Age: 51

Director Since: 2021

Committee Memberships: N/A

Michael N. Kennedy

Key Attributes and Qualifications:

- Currently serves as Chief Executive Officer and President of Antero Midstream and Antero Resources
- Served as Senior Vice President – Finance of Antero Midstream and Chief Financial Officer and Senior Vice President – Finance of Antero Resources from 2021 to 2025
- Served as Chief Financial Officer of Antero Midstream from the closing of the Simplification Transactions in March 2019 until April 30, 2021, prior to which Mr. Kennedy served as Chief Financial Officer and Senior Vice President of Finance of the general partner of Antero Midstream GP LP beginning in April 2017 and as Chief Financial Officer and Senior Vice President of Finance of the general partner of Antero Midstream Partners LP beginning in February 2014
- Served as Antero Resources' Senior Vice President of Finance beginning in January 2016, prior to which he served as Vice President of Finance beginning in August 2013
- Served as Executive Vice President and Chief Financial Officer of Forest Oil Corporation from 2009 to 2013 and served in various financial positions prior thereto
- Served as an auditor with Arthur Andersen, focusing on the Natural Resources industry

Has significant experience as former Chief Financial Officer and Senior Vice President of Finance of Antero Midstream, together with his broad knowledge and experience in the industry.

Other Public Company Boards:

- Antero Resources



Age: 69

Director Since: 2019

Committee Memberships: Environmental and Safety Committee (chair), Audit Committee

Brooks J. Klimley

Key Attributes and Qualifications:

- President of Brooks J. Klimley & Associates, an energy advisory services firm focused on corporate strategy, governance and finance for public and private energy, power and infrastructure companies
- Previously served as an independent director and chairman of the Audit and Risk Committee for Third Coast Super Holdings and as an independent director of Jaguar Exploración and Producción Company
- From 2013 to 2019, served as Managing Director and Head of Energy & Natural Resources at The Silverfern Group
- Over 30 years of experience leading investment banking and private equity practices focused on the energy and natural resources sectors
- Served as a director of the general partner of Antero Midstream GP LP beginning in 2017, and as a director of the general partner of Antero Midstream Partners LP from March 2015 to 2017, in each case, through the closing of the Simplification Transactions

Has significant experience in the public and private upstream and midstream oil and gas industry.

Other Public Company Boards:

- N/A



Age: 64

Director Since: 2019

Committee Memberships: Audit Committee, Environmental and Safety Committee

John C. Mollenkopf

Key Attributes and Qualifications:

- Prior to his retirement in 2016, served as Executive Vice President and Chief Operating Officer for MarkWest operations of MPLX GP LLC
- In 2002, was one of five founders of MarkWest Energy Partners, L.P., and until 2015, served as Executive Vice President and Chief Operating Officer
- From 1996 to 2002, worked in various senior management roles for MarkWest Hydrocarbon, Inc.
- From 1982 to 1996, worked for ARCO Oil and Gas Company in various roles in engineering and operations
- Served as a director of the general partner of Antero Midstream GP LP beginning in April 2017 through the closing of the Simplification Transactions

Has significant experience in executive management, business development, marketing, engineering and operations in the oil and gas industry.

Other Public Company Boards:

- N/A



Age: 60

Director Since: 2024

Committee Memberships: Audit Committee (chair), Environmental and Safety Committee, Nominating & Governance Committee

Jeffrey S. Muñoz

Key Attributes and Qualifications:

- From 2012 until his retirement in May 2022, served as a partner focusing on the natural resources industry at Latham & Watkins LLP, a large international law firm
- From 2001 through 2012, served as a partner, and from 1993 through 2001, served as an associate, focusing on the natural resources industry, at Vinson & Elkins LLP, a large international law firm
- From 1987 to 1990, served as an auditor, focusing on the natural resources industry, at Arthur Andersen

Other Public Company Boards:

- Antero Resources

Class III Directors



Age: 44

Director Since: 2025

Committee Memberships: Environmental and Safety Committee

Yvette K. Schultz

Key Attributes and Qualifications:

- Served as Antero's Chief Compliance Officer and Senior Vice President of Legal since January 2022, and as General Counsel since January 2017
- Served as Corporate Secretary of Antero since April 2021
- Previously Antero's Director of Legal from 2015 to 2017
- Was an attorney at Vinson & Elkins L.L.P. from 2008 to 2012 and at Latham & Watkins LLP from 2012 to 2015, where her practice focused on oil and gas mergers and acquisitions and joint venture transactions
- Currently serves on the John P. Laborde Energy Law Center Advisory Board for Louisiana State University

Has significant experience in legal and risk management as General Counsel of Antero Midstream.

Other Public Company Boards:

- N/A



Age: 59

Director Since: 2022

Committee Memberships: Nominating & Governance Committee (chair), Audit Committee, Environmental and Safety Committee, Conflicts Committee

Nancy E. Chisholm

Key Attributes and Qualifications:

- Served for 20 years in various roles at Tyco International (acquired by Johnson Controls Inc), between 1996 and 2017
- Most recently served as President of Tyco Retail Solutions, a global business unit focused on technologies that serve the retail sector in over 70 countries
- Former Vice President, Human Resources for Tyco's ADT Security Solutions global business unit
- Previously Vice President and General Manager of ADT's Western Region in North America
- Served as Trustee for Western Colorado University from 2013 and Interim President from 2021 to 2022
- Current Board Member at Envera Systems, LLC, a privately held electronic security company

Has significant experience in operational leadership and human resources.

Other Public Company Boards:

- N/A



Age: 70

Director Since: 2019

Committee Memberships: Compensation Committee (chair), Conflicts Committee (chair), Nominating & Governance Committee

David H. Keyte (Chairman)

Key Attributes and Qualifications:

- Co-Founder, serving as Chairman of Caerus Oil and Gas LLC since 2009
- Served as Chief Financial Officer of Forest Oil Corporation from 1995 to 2009 and various financial positions from 1987 to 1995

Has more than 40 years of experience in executive management and finance in the oil and gas industry.

Other Public Company Boards:

- Regal Entertainment Group (until 2018)

EXECUTIVE OFFICERS

The table below sets forth the name, age and principal position of each of our executive officers as of December 31, 2025.

Name	Age	Principal Position
Michael N. Kennedy	51	Director, Chief Executive Officer and President
Yvette K. Schultz	44	Director and Chief Compliance Officer, Senior Vice President—Legal, General Counsel and Corporate Secretary
Brendan E. Krueger	41	Senior Vice President—Finance and Treasurer
Justin J. Agnew	37	Chief Financial Officer and Vice President—Finance

Biographical information for Mr. Kennedy and Ms. Schultz is set forth under "Directors" above. References to a position held by the below officer at "Antero" means that the person held such position at Antero Resources Corporation ("Antero Resources"), Antero Midstream, the general partner of Antero Midstream GP LP, and the general partner of Antero Midstream Partners LP, as applicable.

Brendan E. Krueger has served as Antero Midstream's Senior Vice President – Finance and Treasurer since August 2025. Mr. Krueger also serves as Antero Resources' Chief Financial Officer, Senior Vice President – Finance and Treasurer. He was previously the Chief Financial Officer, Vice President – Finance and Treasurer of Antero Midstream from 2021 to 2025 and Vice President – Finance and Treasurer at Antero Resources from 2018 to 2025, and prior to that served as Antero's Finance Director from 2016 to 2018 and Antero's Finance Manager from 2014 to 2016. Prior to joining Antero, Mr. Krueger spent seven years as an investment banker focused on equity and debt financing and mergers and acquisition advisory with Robert W. Baird & Co., Wells Fargo Securities, and A.G. Edwards, Inc. from 2007 through 2014. Mr. Krueger earned his Bachelor of Business Administration in Finance from the University of Notre Dame.

Justin J. Agnew has served as Antero Midstream's Chief Financial Officer since August 2025. Mr. Agnew has also served as Antero Midstream's and Antero Resources' Vice President – Finance since April 2024. Mr. Agnew served also as Vice President – Investor Relations from April 2024 until March 2026, and previously served as Antero's Director of Finance from 2018 to 2024. Prior to joining Antero, Mr. Agnew spent four years in equity research at Robert W. Baird & Co. Mr. Agnew earned his Bachelor of Science degrees in both Finance and Economics from Arizona State University.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Antero Midstream's sound governance practices and policies provide an important framework to assist the Board in fulfilling its duties to stockholders. The Corporate Governance Guidelines include provisions concerning the following:

- qualifications, independence, responsibilities, tenure, and compensation of directors;
- service on other boards;
- director resignation process;
- role of the Chairman of the Board;
- meetings of the Board and of the independent directors;
- interaction between the Board and outside parties;
- annual performance reviews of the Board;
- director orientation and continuing education;
- attendance at meetings of the Board and the Annual Meeting;
- stockholder communications with directors;
- committee functions, committee charters, and independence;
- director access to independent advisors and management; and
- management evaluation and succession planning.

The Corporate Governance Guidelines are available on Antero Midstream's website at *www.anteromidstream.com* in the "Governance" subsection of the "Investors" section. The Nominating & Governance Committee reviews the Corporate Governance Guidelines periodically and as necessary, and any proposed additions or amendments are presented to the Board for its approval.

Director Independence

Rather than adopting categorical standards, the Board assesses director independence on a case-by-case basis, in each case consistent with applicable legal requirements and the listing standards of the New York Stock Exchange (NYSE). After reviewing all relationships each director has with Antero Midstream, including the nature and extent of any business relationships, the nature of any personal relationships among directors and members of management, as well as any significant charitable contributions made to organizations where directors serve as board members or executive officers, the Board has affirmatively determined that none of the directors have material relationships with Antero Midstream and all of them are independent as defined by NYSE listing standards except Mr. Kennedy, Antero Midstream's Chief Executive Officer and President, and Ms. Schultz, Antero Midstream's Chief Compliance Officer, Senior Vice President—Legal, General Counsel and Corporate Secretary.

8 of 10

Directors are Independent

Board Leadership Structure

Antero Midstream does not have a formal policy addressing whether the roles of Chairman of the Board and Chief Executive Officer should be separate or combined. The directors serving on the Board have considerable professional and industry experience, significant experience as directors of both public and private companies, and a unique understanding of the challenges and opportunities Antero Midstream faces. Accordingly, the Board believes it is in the best position to evaluate Antero Midstream's needs and to determine how best to organize its leadership structure to meet those needs at any given time.

At present, the Board has chosen to separate the positions of Chairman and Chief Executive Officer. Mr. Keyte currently serves as Chairman of the Board. The Board believes Mr. Keyte is the individual with the necessary experience, commitment, and support of the other members of the Board to effectively carry out the role of Chairman. Mr. Keyte brings valuable insight to the Board due to the perspective and experience he has gained as a Director. In addition, the Board believes that separating the roles of Chairman and Chief Executive Officer, and thus having Mr. Keyte serve as an independent Chairman, at the present time promotes strong strategic development and execution, effective implementation of strategic initiatives, the independent oversight of Antero Midstream, robust evaluation processes, and the efficient allocation of oversight responsibilities between independent directors and management.

The Nominating & Governance Committee reviews this leadership structure every year. Subject to the terms of the Stockholders' Agreement, the Board believes it is important to retain the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be separated or combined.

How Director Nominees are Selected

Renominating Incumbent Directors

Subject to the terms of the Stockholders' Agreement, before recommending to the Board that an existing director be nominated for reelection at the annual meeting of stockholders, the Nominating & Governance Committee will review and consider the director's:

- past Board and committee meeting attendance and performance;
- length of Board service;
- personal and professional integrity, including commitment to Antero Midstream's core values;
- relevant experience, skills, qualifications and contributions to the Board; and
- independence under applicable standards.

The Nominating & Governance Committee is responsible for assessing the appropriate balance of skills and characteristics required of Board members.

Appointing New Directors and Filling Vacancies

The Board believes that all directors should have sound business judgment, personal and professional integrity, an ability to work as part of a team, willingness to commit the required time to serve as a Board member, business experience, and financial literacy. The Nominating & Governance Committee considers diversity of background and experience along with other factors when reviewing director candidates.

For information regarding the experiences, qualifications, attributes, and skills of the current members of our Board, please see "Proxy Summary—Summary of Director Qualifications and Experience."

The Nominating & Governance Committee will treat informal recommendations for directors that are received from Antero Midstream's stockholders in the same manner as recommendations received from any other source. The Nominating & Governance Committee and the Board will also consider the benefits of varying backgrounds, skills and viewpoints, and will consider whether, and if so how, to identify new candidates for Board service.

Board's Role in Risk Oversight

In the normal course of its business, Antero Midstream is exposed to a variety of risks, including its ability to execute its business strategy, competition, governmental regulations, interest rate risks, cybersecurity risks, and credit and investment risk, as well as risks relating to Antero Resources' ability to meet its drilling and development plan. Our Board reviews risks that the Company faces in the short-, intermediate-and long-term timeframe in relation to our business on a regular basis. At least annually, our Board also receives updates from management regarding information security, cybersecurity and data security risks in connection with Antero Midstream's Enterprise Risk Management program. The Board and each committee has distinct responsibilities for monitoring other risks, as shown below.

The Board of Directors

The Board oversees Antero Midstream's strategic direction. To that end, the Board considers the potential rewards and risks of Antero Midstream's business opportunities and challenges, and it monitors the development and management of risks that impact our strategic goals.

Audit Committee	Nominating & Governance Committee	Compensation Committee	Environmental and Safety Committee	Conflicts Committee
The Audit Committee monitors the effectiveness of Antero Midstream's systems of financial reporting, auditing and internal controls, as well as related legal and regulatory compliance and cybersecurity matters, including environmental and safety disclosures in our quarterly and annual SEC reports, Antero Midstream's privacy and cybersecurity risk exposures, as well as plans and activities to monitor and mitigate such risks.	The Nominating & Governance Committee oversees the management of risks associated with Board organization, membership and structure; succession planning for our directors and executive officers; and corporate governance.	The Compensation Committee oversees Antero Midstream's compensation policies and practices.	The Environmental and Safety Committee provides guidance to the Board on, and oversees Antero Midstream's risk management policies related to, environmental and safety matters. The Environmental and Safety Committee regularly receives reports from management on pertinent environmental and safety risks or opportunities, including climate related topics.	The Conflicts Committee assists the Board in investigating, reviewing and evaluating potential conflicts of interest, including those between Antero Midstream and Antero Resources.

Board and Committee Self-Evaluations

The Board believes that a robust and constructive evaluation process is an essential component of Board effectiveness and good corporate governance. To that end, the Board, the Audit Committee, the Compensation Committee, the Nominating & Governance Committee and the Environmental and Safety Committee each conduct an annual self-assessment to evaluate their performance, composition, and effectiveness, and to identify areas for improvement.

These evaluations take the form of wide-ranging and candid discussions. The Chairman facilitates discussions evaluating the full Board, and the committee chairs facilitate discussions regarding their respective committees.

Majority Vote Director Resignation Policy

Directors are elected by a plurality of votes cast in an uncontested election. The Corporate Governance Guidelines require that an incumbent director who fails to receive more votes cast "for" than "withheld" must tender a resignation. The Nominating & Governance Committee will act on an expedited basis to determine whether to accept any such resignation, and will submit its recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in this decision. The Nominating & Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Meetings

The Board held 15 meetings in 2025. The outside directors held 4 executive sessions. No director attended fewer than 75% of the meetings of the Board and of the committees of the Board on which that director served during the respective time he or she served.

Directors are encouraged to attend the Annual Meetings of Stockholders. All of the members of the Board attended the 2025 Annual Meeting.

How to Contact the Board

General Communications

Stockholders and other interested parties may communicate with us by writing to Antero Midstream Corporation, 1615 Wynkoop Street, Denver, Colorado 80202. Stockholders may submit their thoughts to the Board, any committee of the Board, or individual directors on a confidential or anonymous basis by sending the communication in a sealed envelope marked "Stockholder Communication with Directors" and clearly identifying the intended recipient(s).

Antero Midstream's Chief Compliance Officer and Corporate Secretary will review and forward each communication, as soon as reasonably practicable, to the addressee(s) if the communication falls within the scope of matters generally considered by the Board. To the extent the subject matter of a communication is appropriate and relates to matters that have been delegated by the Board to a committee other than the addressee(s) or to an executive officer, the Chief Compliance Officer and Corporate Secretary also may forward the communication to the applicable officer or committee chair.

Legal or Compliance Concerns

Information regarding legal or compliance concerns may be submitted confidentially and anonymously to Antero Midstream Corporation at the address listed above, although Antero Midstream may be obligated by law to disclose the information or identity of the person providing the information in connection with government or private legal actions and in other circumstances. Antero Midstream's policy is not to take any adverse action, and not to tolerate any retaliation, against any person for asking questions or making good faith reports of possible violations of law, Antero Midstream's policies or our Corporate Code of Business Conduct and Ethics.

Available Governance Materials

The following materials are available on Antero Midstream's website at *www.anteromidstream.com* under "Investors" and then "Governance—Governance Documents."

- Certificate of Incorporation of Antero Midstream
- Bylaws of Antero Midstream
- Charters of the Audit Committee, the Compensation Committee, the Nominating & Governance Committee, and the Environmental and Safety Committee;
- Corporate Code of Business Conduct and Ethics;
- Financial Code of Ethics;
- Corporate Governance Guidelines;
- Human, Labor and Indigenous Rights Policy;
- Supplier Code of Conduct;
- Whistleblower Policy;
- Political Advocacy Policy; and
- Biodiversity Policy

Stockholders may obtain a copy, free of charge, of any of these documents by sending a written request to Antero Midstream Corporation, 1615 Wynkoop Street, Denver, Colorado, 80202. Any amendments to Antero Midstream's Corporate Code of Business Conduct and Ethics will be posted in the "Governance" subsection of our website.

BOARD COMMITTEES

General

The Board had five standing committees in 2025: the Audit Committee, the Compensation Committee, the Nominating & Governance Committee, the Conflicts Committee and the Environmental and Safety Committee. Committee charters are available on Antero Midstream's website at *www.anteromidstream.com* in the "Governance—Governance Documents" subsection of the "Investors" section.

The Board creates ad hoc committees on an as-needed basis.

Audit Committee

Current Members: **Jeffrey S. Muñoz (chair)** Nancy E. Chisholm Brooks J. Klimley Janine J. McArdle John C. Mollenkopf Number of meetings in 2025: 6	The Audit Committee oversees, reviews, acts on, and reports to the Board on various audit and accounting matters, including: • the selection of Antero Midstream's independent accountants, • the scope of annual audits, • fees to be paid to the independent accountants, • the performance of Antero Midstream's independent accountants, and • Antero Midstream's accounting practices. In addition, the Audit Committee oversees Antero Midstream's compliance with legal and regulatory requirements relating to financial, accounting, auditing and related compliance matters, including ESG disclosures in our quarterly and annual SEC reports, as well as Antero Midstream's privacy and cybersecurity risk exposures, and its plans and activities to monitor and mitigate such risks. The Board has determined that all members of the Audit Committee meet the heightened independence standards applicable to audit committee members prescribed by rules of the NYSE and the SEC. In addition, the Board believes that Mr. Muñoz is an "audit committee financial expert" as defined in SEC rules.

Compensation Committee

Current Members: **David H. Keyte (chair)** Peter A. Dea W. Howard Keenan, Jr. Number of meetings in 2025: 7	The Compensation Committee establishes salaries, incentives and other forms of compensation for our executive officers. The Compensation Committee also administers Antero Midstream's incentive compensation and benefit plans, and reviews and recommends to the Board for approval the compensation of our non-employee directors. The Board has determined that all members of the Compensation Committee meet the NYSE's heightened requirements applicable to compensation committee members, and also meet the heightened independence requirements under SEC rules and the tax code. No Antero Midstream executive officer serves on the board of directors of a company that has an executive officer who serves on the Board.

Nominating & Governance Committee

Current Members: **Nancy E. Chisholm (chair)** W. Howard Keenan, Jr. David H. Keyte Jeffrey S. Muñoz Number of meetings in 2025: 10	The Nominating & Governance Committee identifies, evaluates and recommends qualified nominees to serve on the Board, develops and oversees Antero Midstream's internal corporate governance processes, and directs all matters relating to the succession of Antero Midstream's Chief Executive Officer. The Board has determined that all members of the Nominating & Governance Committee meet the NYSE's independence standards.

Conflicts Committee

Current Members: **David H. Keyte (chair)** Nancy E. Chisholm Peter A. Dea Number of meetings in 2025: 7	The Conflicts Committee assists the Board in investigating, reviewing and evaluating certain potential conflicts of interest, including those between Antero Midstream and Antero Resources, and carries out any other duties delegated by the Board that relate to potential conflict matters.

Environmental and Safety Committee

Current Members: **Brooks J. Klimley (chair)** Nancy E. Chisholm Janine J. McArdle John C. Mollenkopf Jeffrey S. Muñoz Yvette K. Schultz Number of meetings in 2025: 3	The Environmental and Safety Committee provides guidance to the Board on, and oversees Antero Midstream's risk management policies related to environmental and safety matters, and reviews with management any significant public policy, legislative or political trends with respect to environmental and safety matters. Members of the Environmental and Safety Committee have experience in related areas, including to environmental stewardship and responsibility of the health and safety of employees, contractors, customers and the public. During 2025, the Environmental and Safety Committee reviewed, and the Company published, its 2024 ESG Report, which is available at *www.anteromidstream.com/community-sustainability*.

COMPENSATION OF DIRECTORS

General

Our non-employee directors are entitled to receive compensation consisting of retainers, fees and equity awards as described below. The Compensation Committee reviews non-employee director compensation periodically and recommends changes, if appropriate, to the Board for approval.

Our employee directors do not receive additional compensation for their services as directors. All compensation received from Antero Midstream as employees is disclosed in the Summary Compensation Table on page 52.

Annual Cash Retainers

The following is a summary of the compensation paid to the non-employee directors of the Board in 2025.

Recipient	Amount
Non-employee director*	$107,500
Chairman of the Board**	$ 32,500
Audit Committee:	
Chairperson	$ 27,500
Other members	$ 15,000
Compensation Committee:	
Chairperson	$ 20,000
Other members	$ 7,500
Nominating & Governance and Environmental and Safety Committees:	
Chairperson	$ 15,000
Other members	$ 7,500
Conflicts Committee:	
Chairperson	$ 7,500
Other members	$ 7,500

* *All non-employee directors receive the non-employee director retainer. All other retainers, including the retainer for the Chairman of the Board, are in addition to this retainer.*

** *Prior to August of 2025, this was the retainer paid to the Lead Director. At that time, the Chairman of the Board was our Chief Executive Officer and did not receive any additional compensation for his service on the Board. In August of 2025, the Board approved a separation of the roles of Chairman of the Board and Chief Executive Officer. Beginning in August of 2025, this was the additional cash retainer paid to our Chairman of the Board.*

All retainers are paid in cash on a quarterly basis in arrears, but directors have the option to elect, on an annual basis, to receive all or a portion of their cash retainers in the form of shares of our common stock.

Equity-Based Compensation

In addition to cash compensation, our non-employee directors receive annual equity-based compensation consisting of fully-vested stock. In connection with the Company's CEO transition in 2025 and the separation of the roles of Chairman of the Board and Chief Executive Officer, the Compensation Committee determined that it was appropriate to increase the compensation of the Chairman of the Board (formerly the Lead Director) to be consistent with other companies with which we compete for director talent. The Board approved an increase of the Chairman of the Board's annual equity-based compensation to $260,000 (previously $142,500 for the Lead Director role). All other non-employee directors receive awards with an aggregate grant date value equal to $142,500. All stock grants are subject to the terms and conditions of the Amended and Restated Antero Midstream Corporation Long Term Incentive Plan ("AM LTIP") and the agreements pursuant to which such awards are granted. These awards are granted in arrears on a quarterly basis, so each installment has a grant date fair value of approximately $65,000 and $35,625 respectively.

Fees

For 2025, the directors who are members of Board committees were eligible to receive a fee of $1,500 for each committee meeting attended in excess of ten meetings for such committee per calendar year (up to a maximum of $22,500 per committee).

Directors are also reimbursed for reasonable expenses incurred to attend meetings and activities of the Board or its committees, and to attend and participate in general education and orientation programs for directors.

Stock Ownership Guidelines

Under our stock ownership guidelines, within five years of being elected or appointed to the Board or five years from the adoption of the policy, whichever is later, a non-employee director, other than Mr. Keenan, is required to own shares of our common stock with a fair market value equal to at least five times the amount of the annual cash retainer. These stock ownership guidelines are designed to align our directors' interests more closely with those of our stockholders. The guidelines were adopted less than five years from the measurement date in 2022. As a result, each of our non-employee directors still has additional time remaining to achieve compliance with the stock ownership guidelines. For information regarding stock ownership guidelines applicable to our executive officers, please see "Compensation Discussion and Analysis—Other Matters—Stock Ownership Guidelines."

2025 Non-Employee Director Compensation

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Nancy E. Chisholm	143,126	142,467	285,593
Peter A. Dea	122,500	142,467	264,967
W. Howard Keenan, Jr.	122,500	142,467	264,967
David H. Keyte	192,500	157,784	350,284
Brooks J. Klimley	145,001	142,467	287,468
John C. Mollenkopf	130,000	142,467	272,467
Janine J. McArdle	130,000	142,467	272,467
Jeffrey S. Muñoz	146,875	131,638	278,513

(1) *Includes annual cash retainer, committee fees, committee chair fees and meeting fees earned during fiscal 2025.*

(2) *Amounts in this column reflect the aggregate grant date fair value of shares granted under the AM LTIP to each non-employee director during fiscal year 2025, computed in accordance with the rules of Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). See Note 11 to our consolidated financial statements on Form 10-K for the year ended December 31, 2025, for additional detail regarding assumptions underlying the value of these equity awards. The directors did not hold any unvested awards as of December 31, 2025.*

Changes Following Fiscal Year End

In April 2026, the Compensation Committee conducted a review of non-employee director compensation and determined that adjustments were appropriate to ensure consistency with amounts paid to companies with which we compete for director talent. Based on this review, the Board approved increases to both cash and equity-based compensation for our non-employee directors. With respect to cash compensation, the Board approved an increase in the annual base retainer for non-employee directors from $107,500 to $115,000 and an increase in the annual retainer for members of the Conflicts Committee from $7,500 to $20,000. With respect to equity-based compensation, the Board approved an increase in the annual stock-based compensation award for non-employee directors from $142,500 to $170,000, as well as an increase in the annual stock-based compensation award for the Chairman of the Board from $260,000 to $287,500. All changes are effective as of April 1, 2026.

ITEM TWO: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as Antero Midstream's independent registered public accounting firm for the year ending December 31, 2026. KPMG LLP has audited Antero Midstream's and its predecessor's financial statements since 2016 as well as the financial statements of Antero Midstream Partners LP since 2013. The Audit Committee annually evaluates the accounting firm's qualifications to continue to serve Antero Midstream. In evaluating the accounting firm, the Audit Committee considers the reputation of the firm and the local office, the industry experience of the engagement partner and the engagement team, and the experience of the engagement team with clients of similar size, scope and complexity as Antero Midstream. The Audit Committee is directly involved in the selection of the new engagement partner when rotation is required every five years in accordance with SEC rules. KPMG LLP completed the audit of Antero Midstream's annual consolidated financial statements for the year ended December 31, 2025, on February 11, 2026.

The Board is submitting the selection of KPMG LLP for ratification at the Annual Meeting. The submission of this matter for ratification by stockholders is not legally required, but the Board and the Audit Committee believe the ratification proposal provides an opportunity for stockholders to communicate their views about an important aspect of corporate governance. If our stockholders do not ratify the selection of KPMG LLP, the Audit Committee will reconsider, but will not be required to rescind, the selection of that firm as Antero Midstream's independent registered public accounting firm.

Representatives of KPMG LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, and are expected to be available to respond to appropriate questions.

The Audit Committee has the authority and responsibility to retain, evaluate and replace Antero Midstream's independent registered public accounting firm. Stockholder ratification of the appointment of KPMG LLP does not limit the authority of the Audit Committee to change Antero Midstream's independent registered public accounting firm at any time.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** THE RATIFICATION OF THE SELECTION OF KPMG LLP AS ANTERO MIDSTREAM'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2026.

AUDIT MATTERS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Audit Committee Report

Pursuant to its charter, the Audit Committee's principal functions include: (i) overseeing the accounting and financial reporting process of Antero Midstream and audits of Antero Midstream's financial statements; (ii) the appointment, compensation, retention and oversight of the work of the independent auditors hired for the purpose of issuing an audit report or performing other audit, review or attest services for Antero Midstream; (iii) pre-approving audit or non-audit services proposed to be rendered by Antero Midstream's independent registered public accounting firm; (iv) annually reviewing the qualifications and independence of the independent registered public accounting firm's engagement partner and other senior personnel who are providing services to Antero Midstream; (v) overseeing Antero Midstream's internal auditor and reviewing the internal auditor's reports and annual internal audit plan; (vi) reviewing with management and the independent registered public accounting firm Antero Midstream's annual and quarterly financial statements, earnings press releases, and financial information and earnings guidance distributed publicly; (vii) approving or ratifying certain related party transactions as set forth in Antero Midstream's Related Persons Transactions Policy; (viii) reviewing with management Antero Midstream's major financial risk exposures; (ix) assisting the Board in monitoring compliance with legal and regulatory requirements relating to financial, accounting, auditing and related compliance matters; (x) preparing the report of the Audit Committee for inclusion in Antero Midstream's proxy statement; and (xi) annually reviewing and reassessing its performance and the adequacy of its charter.

While the Audit Committee has the responsibilities and powers set forth in its charter, and Antero Midstream's management and the independent registered public accounting firm are accountable to the Audit Committee, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Antero Midstream's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations.

In performing its oversight role, the Audit Committee has reviewed and discussed Antero Midstream's audited financial statements with management and the independent registered public accounting firm. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards and regulations of the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee has received the written disclosures and the written statement from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also has considered whether the provision of non-audit services by the independent registered public accounting firm to Antero Midstream is compatible with maintaining the firm's independence, and has discussed with the independent registered public accounting firm its independence.

Based on the reviews and discussions described in this Audit Committee Report, and subject to the limitations on the roles and responsibilities of the Audit Committee referred to herein and in its charter, the Audit Committee recommended to the Board that Antero Midstream's audited financial statements for the year ended December 31, 2025, be included in the Form 10-K, which was filed with the SEC on February 11, 2026.

Members of the Audit Committee:

Jeffrey S. Muñoz (Chair)
Nancy E. Chisholm
Brooks J. Klimley
Janine J. McArdle
John C. Mollenkopf

Audit and Other Fees

The table below sets forth the aggregate fees and expenses billed by KPMG LLP for the last two fiscal years to Antero Midstream (in thousands):

	For the Years Ended December 31,	
	2024	2025
Audit Fees[(1)]		
Audit and Quarterly Reviews	$ 829	$ 820
Other Filings[(2)]	30	337
SUBTOTAL	**859**	**1,157**
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
TOTAL	**$ 859**	**$ 1,157**

(1) *Includes (a) the audit of Antero Midstream's annual consolidated financial statements included in the Annual Report on Form 10-K and internal controls over financial reporting and review of Antero Midstream's quarterly financial statements included in Quarterly Reports on Form 10-Q, and (b) the audit of the financial statements of Antero Midstream Partners LP.*

(2) *Represents fees related to review of Antero Midstream's other filings with the SEC, including review and preparation of registration statements, comfort letters and consents.*

The charter of the Audit Committee and its pre-approval policy require the Audit Committee to review and pre-approve the independent registered public accounting firm's fees for audit, audit-related, tax and other services. The Chairman of the Audit Committee has the authority to grant pre-approvals up to a certain limit, provided such approvals are within the pre-approval policy and are ratified by the Audit Committee at a subsequent meeting. For the year ended December 31, 2025, the Audit Committee approved all of the services described above.

ITEM THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our policies are conceived with the intention of attracting and retaining highly qualified individuals capable of contributing to the creation of value for our stockholders. Our compensation program for 2025 was designed to be competitive with market practices and to align the interests of our Named Executive Officers with those of Antero Midstream and its stockholders.

Stockholders are urged to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses how our compensation design and practices reflect our compensation philosophy for calendar year 2025. The Compensation Committee and the Board believe that our compensation practices for 2025 were effective in implementing our guiding principles.

Pursuant to Section 14A of the Exchange Act, we are submitting this annual proposal to our stockholders for an advisory vote to approve the compensation of our Named Executive Officers. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our Named Executive Officers for 2025. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers for 2025 and the principles, policies and practices described in this Proxy Statement.

Accordingly, the following resolution is submitted for stockholder vote at the Annual Meeting:

> "RESOLVED, that the stockholders of Antero Midstream Corporation approve, on an advisory basis, the compensation of its named executive officers during 2025 as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosures."

As this is an advisory vote, the result is not likely to affect previously granted compensation. The Compensation Committee will consider the outcome of the vote when evaluating our compensation practices going forward and will consider the results of the advisory vote of the stockholders of Antero Midstream regarding the frequency of future Say-On-Pay Votes.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

ITEM FOUR: ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act enables our stockholders to indicate how frequently we should seek a non-binding advisory vote on the compensation of our Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules (commonly referred to as a "Say-on-Frequency" vote). By voting on this proposal, stockholders may indicate, on a non-binding advisory basis, whether the say-on-pay advisory vote should occur every year, every two years or every three years, or abstain on this matter.

Pursuant to Section 14A of the Exchange Act, we are submitting this proposal to our shareholders for an advisory vote. The Board has determined that an annual non-binding advisory vote on the compensation of our Named Executive Officers will allow shareholders to provide timely, direct input on our executive compensation principles, philosophy, policies and practices as disclosed in the proxy statement each year. The Board believes that an annual vote is therefore consistent with our efforts to engage in an ongoing dialogue with shareholders on executive compensation and corporate governance matters.

Shareholders may cast their vote on their preferred voting frequency by choosing among the following frequency options (not solely for or against the recommendation of the Board):

- Choice 1—1 year;
- Choice 2—2 years;
- Choice 3—3 years; or
- Choice 4—abstain from voting.

As this is an advisory vote, the result of the vote is not binding on the Board. However, the Board will take into account the result of the vote when determining the frequency of future say-on-pay votes.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** THE FREQUENCY OF "**1 YEAR**" FOR FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides details on the following matters:

- Our 2025 say-on-pay advisory vote;
- Our 2025 executive compensation program and the compensation awarded under that program;
- Material actions taken with respect to our 2026 executive compensation program; and
- Pertinent executive compensation policies.

2025 Named Executive Officers

The table below sets forth the name and principal position of each of our 2025 Named Executive Officers.

Name	Principal Position
Michael N. Kennedy(1)	Chief Executive Officer, President and Director
Yvette K. Schultz	Chief Compliance Officer, Senior Vice President—Legal, General Counsel, Corporate Secretary and Director
Brendan E. Krueger(2)	Senior Vice President—Finance and Treasurer and Former Chief Financial Officer
Justin J. Agnew(3)	Chief Financial Officer and Vice President—Finance
Paul M. Rady(4)	Chairman Emeritus, Former Chief Executive Officer and President

(1) *Mr. Kennedy served as the Company's SVP—Finance until August 14, 2025, when he was appointed as the Company's Chief Executive Officer and President.*

(2) *Mr. Krueger served as the Company's Chief Financial Officer until August 14, 2025, when he was appointed as the Company's Senior Vice President—Finance and Treasurer in connection with his appointment as Chief Financial Officer of Antero Resources.*

(3) *Mr. Agnew served as the Company's Vice President—Finance and Investor Relations until August 14, 2025, when he was promoted to serve as the Company's Chief Financial Officer of Antero Midstream and continues to serve as its Vice President—Finance.*

(4) *Mr. Rady served as the Company's Chief Executive Officer and President and as Chairman of the Board until August 14, 2025, at which point he transitioned to the role of Chairman Emeritus and resigned from the Board.*

2025 Say-on-Pay Advisory Vote

At the Company's 2025 annual meeting, our stockholders were asked to approve, on an advisory basis, the compensation of the Named Executive Officers. Advisory votes in favor of our executive compensation program were cast by approximately 89% of the shares of common stock counted as present and entitled to vote at such meeting.

The Compensation Committee considered the results of the "Say-on-Pay" vote when evaluating the compensation of the Named Executive Officers in 2025. We have continued, and plan to continue, seeking to engage in stockholder outreach regarding executive compensation programs.

Compensation Philosophy and Objectives of Our Compensation Program

We seek to attract, retain, and motivate exceptional executive talent by providing our executives with a competitive mix of fixed, time-based and performance-based compensation. Our performance-based compensation program focuses on motivating returns and value creation per share, disciplined capital investment, efficient operations, and generation of distributable cash flow. We believe our compensation philosophy and practices for 2025 promote a strong alignment between Named Executive Officer pay and Company performance.

Compensation Best Practices

Our Compensation Committee is committed to maintaining compensation best practices and employing methods that motivate our executives to create long-term value while minimizing risk to investors. The following table highlights the compensation best practices we followed during 2025 with respect to our Named Executive Officers:

What We Do
✔ Target reasonable compensation levels relative to peers with a focus on performance-based and at-risk components
✔ Enforce robust minimum stock ownership guidelines
✔ Evaluate the risk of our compensation programs
✔ Include performance-based long-term incentives
✔ Use and review compensation tally sheets
✔ Engage an independent compensation consultant
✔ Maintain a clawback policy

What We Don't Do
✘ No tax gross ups for executive officers
✘ No guaranteed bonuses for Named Executive Officers
✘ No executive officer employment agreements
✘ No granting stock options with an exercise price less than the fair market value of the Company's common stock on the date of grant outside of transactional context (e.g., substitution of pre-existing target company awards for Company awards in an acquisition)
✘ No reduction of the exercise price of an outstanding stock option without stockholder approval outside of transactional context (e.g., substitution of pre-existing target company awards for Company awards in an acquisition)
✘ No hedging or pledging of Company stock
✘ No separate benefit plans for Named Executive Officers
✘ No excessive perquisites

Implementing Our Compensation Program Objectives

Role of the Compensation Committee

The Compensation Committee oversees all elements of our executive compensation program and has the final decision-making authority on all executive compensation matters. Each year, the Compensation Committee reviews, modifies (if necessary), and approves the goals and objectives relevant to the compensation of all Named Executive Officers, as well as the executive compensation program as a whole, including performance goals for the annual cash incentive program, if applicable, and long-term equity awards. In addition, the Compensation Committee is responsible for reviewing the performance of the Chief Executive Officer, Chief Compliance Officer, General Counsel and Chief Financial Officer within the framework of our executive compensation goals and objectives. Our Chief Executive Officer reviews the performance of the other Named Executive Officers. These evaluations are taken into account when setting the compensation for our Named Executive Officers.

Actual compensation decisions for individual officers are the result of a subjective analysis of a number of factors, including the individual officer's role within our organization, performance, experience, skills or tenure with us, changes to the individual's position, and relevant trends in compensation practices.

The Compensation Committee also considers a Named Executive Officer's current and prior aggregate compensation when setting future compensation. The Compensation Committee determines whether adjustments to compensation are necessary to adopt emerging best practices, reflect Company performance, retain each executive or provide additional or different performance incentives. Thus, the Compensation Committee's decisions regarding compensation are the result of the exercise of judgment based on all reasonably available information.

Role of the Antero Resources Compensation Committee and Allocation of Compensation Expenses

Our Named Executive Officers provide services to us and to Antero Resources. In 2025, the Compensation Committee and the Antero Resources Compensation Committee (the "AR Compensation Committee") each separately discussed its Named Executive Officers' aggregate total cash compensation and then approved an aggregate total 2025 base salary and 2025 target bonus for services our Named Executive Officers provide to both Antero Resources and Antero Midstream. Cash compensation included base salary and annual cash incentives in 2025. Antero Resources pays all elements of cash compensation to, and provides all benefits for, our Named Executive Officers. The Company reimburses Antero Resources for a portion of base salaries paid to our Named Executive Officers based on the percentage of all non-compensation general and administrative expenses attributable to each company and calculated quarterly on gross property and equipment, capital expenditure and labor costs, the last of which is calculated based on an estimate of how much time our employees spend providing services to us, in the aggregate, during each quarter (the "Reimbursement Percentage"). The Company reimbursed Antero Resources for a portion of our Named Executive Officer's base salary that equaled 27% in 2025 (the "2025 NEO AM Reimbursement Percentage"). The Compensation Committee established its own performance metrics for its annual cash incentive program, and reimbursed Antero Resources for all amounts paid pursuant to the Company's annual cash incentive program.

We reimburse Antero Resources for the portion of the cost of all health and welfare benefits, employer 401(k) contributions, and the limited perquisites Antero Resources provides to our Named Executive Officers that are attributable to services provided to us. This amount is calculated as the product of the total cost of such benefits and the 2025 NEO AM Reimbursement Percentage.

The Compensation Committee established the value of the long-term incentive awards that we granted to our Named Executive Officers at a level compared to similarly situated executives in the peer group, reviewing the Company's performance and in consultation with the Company's independent compensation consultant. The Compensation Committee believes the value granted will motivate and reward longer-term strategy development and execution by the Company. The value of long-term incentive awards was established independently and not in coordination with Antero Resources.

Consistent with the allocation of compensation expense for our Named Executive Officers described above, unless otherwise indicated, the information included in this Compensation Discussion and Analysis, as well as the tables that follow, only pertains to the compensation paid by us for services our Named Executive Officers provided to us in 2025. For information regarding compensation paid to our Named Executive Officers for services provided to Antero Resources in 2025, please see the Proxy Statement filed by Antero Resources on April 23, 2026.

Role of Management

The Chief Executive Officer typically provides recommendations to the Compensation Committee regarding the compensation levels for the other Named Executive Officers and for our executive compensation program as a whole. In making their recommendations, the Chief Executive Officer considers each Named Executive Officer's performance during the year, the Company's performance during the year, compensation levels of similarly situated executives of companies with which we compete for executive talent, and independent oil and gas company compensation surveys. The Compensation Committee considers these recommendations when reviewing the performance of, and setting compensation for, the other executive officers.

Role of External Advisors

The Compensation Committee has the authority to retain an independent executive compensation consultant. In 2025, the Compensation Committee engaged CBIZ Compensation Consulting ("CBIZ") as its independent executive compensation consultant for the year. In compliance with the SEC and NYSE disclosure requirements, the Compensation Committee reviewed the independence of CBIZ under six independence factors. After its review, the Compensation Committee determined that CBIZ was independent.

In 2025, CBIZ:

- Collected and reviewed all relevant Company information, including our historical compensation data and our organizational structure;
- With input from management, assisted the Compensation Committee in its evaluation of the peer group of companies to use for executive compensation comparisons and made recommendations regarding modifications;
- Assessed our compensation program's position relative to market for our directors and Named Executive Officers and relative to our stated compensation philosophy;
- Prepared a report of its analysis, findings and recommendations for our executive and director compensation programs; and
- Completed other ad hoc assignments, such as helping with the design of incentive arrangements.

CBIZ's reports were provided to the Compensation Committee and also used by Messrs. Rady and Kennedy in making their recommendations to the Compensation Committee in early 2025.

Competitive Peer Analysis

When assessing the soundness of our compensation programs, the Compensation Committee compares the pay practices for our Named Executive Officers against the pay practices of other companies. This process recognizes our philosophy that our compensation practices should be competitive, though marketplace information is only one of the many factors we consider.

Messrs. Rady and Kennedy and the Compensation Committee used market compensation data provided by CBIZ to assess the total compensation levels of our Named Executive Officers relative to market when setting compensation levels in 2025. Market data is developed by comparing each executive officer's compensation with that of similarly situated officers of companies in the Peer Group (described below) and of oil and gas companies in general. In determining whether an officer is similarly situated, we consider the specific responsibilities assumed by our executives and executives at other organizations, and give greater weight to Peer Group data if a position appears comparable to the position of one of our Named Executive Officers. Otherwise, we supplement Peer Group data with industry data from the 2025 Oil and Gas E&P Industry Compensation Survey prepared by Effective Compensation, Incorporated.

Peer Group

CBIZ recommended and, after evaluation and discussion, the Compensation Committee approved a peer group for use in determining compensation for 2025 of onshore publicly traded oil and gas companies that are reasonably similar to Antero Resources in terms of size and operations. Further, we believe these companies are properly aligned with Antero Resources across financial metrics such as revenue, market capitalization, and enterprise value, complexity and geography of operations. We added Civitas Resources, Inc., Expand Energy Corporation and Murphy Oil Corporation to the peer group used to make 2025 compensation decisions because their revenue, market capitalization, enterprise value, and asset value were in line with ours. Because aggregate total cash compensation for our Named Executive Officers is set by both the Compensation Committee and the AR Compensation Committee, a single peer group is used for this joint analysis. Over two-thirds of the compensation our Named Executive Officers receives is for services provided to Antero Resources. As a result, a peer

group composed of peer companies of Antero Resources, rather than a peer group composed of our midstream peer companies, is used to establish total target compensation for our Named Executive Officers. We refer to the following ten companies as the "Peer Group":

2025 APPROVED PEER GROUP

Company	Ticker
APA Corp.	APA
Civitas Resources, Inc.	CIVI
Coterra Energy Inc.	CTRA
Devon Energy Corporation	DVN
Diamondback Energy Inc.	FANG
EQT Corporation	EQT
Expand Energy Corporation	EXE
Murphy Oil Corporation	MUR
Ovintiv Inc.	OVV
Range Resources Corporation	RRC

Elements of Direct Compensation

Our Named Executive Officers' compensation for 2025 included the key components described below.

Pay Component	Form of Pay	How Amount is Determined	Objective
Base salary	Cash	Market-competitive amount that reflects the executive's relative skills, responsibilities, experience and contributions	Provide a minimum, fixed level of cash compensation
Annual Incentive Awards	Cash	Free Cash Flow After Dividends, Net Debt/EBITDA, Return on Invested Capital and ESG	Encourage short-term financial and operational performance that is aligned with our business strategy and will lead to long-term stockholder value
Long-term incentive awards	Performance share units	Three-year ROIC	Encourage efficient capital investments to produce quality earnings
	Restricted stock units	33% vests on each of the first three anniversaries of grant	Provide a strong retention mechanism; alignment with stockholders since value is tied to stock price

The following charts show the compensation attributable to services provided to us by our Named Executive Officers in 2025.

CEO Target Compensation


7%
Base Salary
8%
Target Annual
Incentive Award
85%
Long-Term
Incentive Award
93%
At Risk

Other NEOs' Target Compensation
(average)


7%
Base Salary
6%
Target Annual
Incentive Award
87%
Long-Term
Incentive Award
93%
At Risk

The CEO Target Compensation chart above reflects only compensation for Mr. Kennedy. Amounts reported in the Other NEOs' Target Compensation chart exclude Mr. Rady. Percentages in the charts above were calculated based on amounts reported for 2025 in the Summary Compensation Table, except that (i) base compensation for each of Messrs. Kennedy and Krueger is annualized at the levels established for them in connection with their appointments as Chief Executive Officer and Chief Financial Officer, in August of 2025, and (ii) target annual incentive levels are used rather than actual 2025 annual incentive award levels.

Base Salaries

Base salaries are designed to provide a minimum, fixed level of cash compensation for services rendered during the year. In addition to providing a base salary that is competitive with salaries paid by other independent oil and gas exploration and production companies, the Compensation Committee also considers whether our pay levels appropriately align each Named Executive Officer's base salary level relative to the base salary levels of our other officers. Our objective is to have base salaries that accurately reflect each officer's relative skills, experience and contributions to the Company. To that end, annual base salary adjustments are based on a subjective analysis of many individual factors, including:

- the responsibilities of the officer;
- the period over which the officer has performed those responsibilities;
- the scope of, and level of expertise and experience required for the officer's position;
- the strategic impact of the officer's position;
- the rate of inflation; and
- the potential future contribution and demonstrated individual performance of the officer.

In addition to the individual factors listed above, the Compensation Committee considers our overall business performance and implementation of Company objectives when determining annual base salaries. While these metrics generally provide context for making salary decisions, base salary decisions do not depend on attainment of specific goals or performance levels, and no specific weighting is given to one factor over another.

Base salaries are reviewed annually and as a result of any material change in the Named Executive Officer's role or responsibilities, but are not increased if the Compensation Committee, in discussion with the AR Compensation Committee, believes that (1) our executives are currently compensated at proper levels in light of Company performance or external market factors, or (2) an increase or addition to other elements of compensation would be more appropriate in light of our stated objectives.

Effective as of March 1, 2025, the Compensation Committee approved a 3.5% increase of aggregate base salary levels for services provided both to us and Antero Resources to each of the Named Executive Officers as compared to 2024 aggregate base salary levels, after considering the 2025 increases in pay being approved by companies with which we compete for executive talent and the Company's 2024 performance. In August of 2025, Messrs. Kennedy, Krueger and Agnew took on new roles with substantially expanded responsibilities. Mr. Rady's new role has significantly fewer responsibilities. As a result of these changes, the base salaries for certain of our Named Executive Officers were modified, effective as of August 14, 2025, to appropriately reflect each officer's responsibilities and role following the executive transition.

The table below reflects the base salary paid to each of our Named Executive Officers for services provided to us in 2025. For additional information, see "Implementing Our Compensation Program Objectives—Role of the Antero Resources Compensation Committee and Allocation of Compensation Expenses" above.

Executive Officer	March 2025 Base Salary[(1)]	August 2025 Base Salary[(2)]
Michael N. Kennedy	$ 210,978	$ 303,750
Yvette K. Schultz	$ 151,848	$ 151,848
Brendan E. Krueger	$ 147,042	$ 174,150
Justin J. Agnew	$ 64,800	$ 106,650
Paul M. Rady	$ 415,611	$ 16,200

(1) The increase in aggregate base salary paid to the Named Executive Officers for services provided to both the Company and Antero Resources that was approved by both the Compensation Committee and the AR Compensation Committee was 3.5% for each Named Executive Officer for 2025.

(2) Reflects adjustments as a result of the executive transitions that took place in August of 2025.

Annual Cash Incentive Awards

Purpose and Operation

Annual cash incentive payments, which we also refer to as cash bonuses, are a key component of each Named Executive Officer's annual compensation package. The annual cash incentive program is intended to drive the achievement of short-term (annual) goals. The Compensation Committee adopts target bonus levels for the Named Executive Officers each year, expressed as a percentage of base salary attributable to services provided to us. These target bonus values are then multiplied by the total payout percentage resulting from the Company's actual performance against the annual performance goals established by the Committee at the beginning of the fiscal year to determine the final bonus amount payable to each Named Executive Officer. Amounts under the program can be earned up to a maximum of 200% of bonus targets. Target bonus levels are established by the Compensation Committee after considering each Named Executive Officer's experience, responsibilities, target bonuses for similarly situated executives of companies with which we compete for executive talent, and internal pay equity. The Compensation Committee retains discretion to modify all aspects of the program at any time prior to certification of performance and payments to the Named Executive Officers. This discretion ensures that compensation outcomes appropriately reflect Company and individual performance in light of changing business conditions, strategic priorities, or extraordinary events that may not have been anticipated when performance goals were established. This flexibility allows the Committee to exercise its business judgment, prevent unintended windfalls or shortfalls, and ensure that incentive compensation remains aligned with the long-term interests of shareholders.

The bonus target percentages initially set for our Named Executive Officers in March of 2025 were unchanged from 2024. The Compensation Committee increased target bonus levels for Messrs. Kennedy, Krueger and Agnew in connection with their promotions in August of 2025 to reflect the additional responsibilities associated with their new roles. The Compensation Committee did not increase Ms. Schultz's target bonus in August of 2025 because her title did not change in connection with the executive transition. However, in the process of certifying performance and approving final bonus payments for 2025, the Compensation Committee reviewed the additional responsibilities Ms. Schultz took on in connection with the executive transition (three new divisions began reporting to her in August of 2025), and determined that she should receive a discretionary increase in her bonus payment to recognize her expanded role and to ensure internal pay equity. Consistent with applicable SEC rules, the discretionary portion of her bonus payment is reported in the "Bonus" column of the Summary Compensation Table rather than the "Non-Equity Incentive Plan" column.

Executive Officer	March 2025 Target Bonus (as a % of base salary)	August 2025 Target Bonus (as a % of base salary)[1]
Michael N. Kennedy	100%	130%
Yvette K. Schultz	85%	85%
Brendan E. Krueger	85%	100%
Justin J. Agnew[2]	—	70%
Paul M. Rady[3]	130%	130%

(1) 2025 annual cash incentive payments are calculated using the base salary and target annual bonus in place for each executive as of December 31, 2025.

(2) Prior to August 2025, Mr. Agnew did not have a specific target bonus percentage, rather he was paid on a discretionary basis.

(3) Consistent with the Emeritus Agreement (as defined and described further below), Mr. Rady's 2025 annual cash incentive award was calculated using his target bonus and base salary in effect immediately prior to his transition to Chairman Emeritus, but pro-rated to reflect only the portion of the year that he served as Chief Executive Officer and President.

2025 Performance Metrics

In April of 2025 the Compensation Committee selected the metrics, weightings and performance levels for the 2025 annual cash incentive program reflected in the chart below. The 2025 annual incentive plan uses the same metrics and weightings as the 2024 program. The method of calculating each metric and the rationale for its selection are included further below.

Selected Metrics	Weighting	Threshold Performance (50%)	Target Performance (100%)	Maximum (200%)	Actual	Performance Score (% of Target)	Weighted Score
Free Cash Flow after Dividends	25%	$250	$270	$290	**Actual $325**	200%	**50%**
Net Debt/ EBITDA	30%	3.10x	2.90x	2.70x	**Actual 2.54x**	200%	**60%**
Return on Invested Capital	30%	16%	17.5%	19.0%	**Actual 20%**	200%	**60%**
ESG	15%	Qualitative Assessment				200%	**30%**
						Total	**200%**

Metric	Definition	Rationale
Free Cash Flow after Dividends	Adjusted EBITDA, defined as net income plus interest expense, net, income tax expense, depreciation expense, amortization of customer relationships, impairment of property and equipment, loss on long-lived assets, loss on early extinguishment of debt, equity-based compensation, excluding equity in earnings of unconsolidated affiliates, plus distributions from unconsolidated affiliates, transaction expense and other operating expense, net, less interest expense, net, capital expenditures (accrual-based), current income tax expense and dividends declared (accrual-based) for the year, as presented in the full year earnings press release furnished as exhibit 99.1 to the Form 8-K filed with the SEC on February 11, 2026.	Generating Free Cash Flow after Dividends is essential to ensure Antero Midstream can internally finance capital investments, support return of capital to shareholders and maintain a strong balance sheet.
Net Debt/ EBITDA	Year end 2025 Net Debt, defined as consolidated total debt, excluding unamortized debt premiums and debt issuance costs, less cash, cash equivalents and restricted cash, divided by 2025 full year Adjusted EBITDA, each calculated as presented in the full year earnings press release furnished as exhibit 99.1 to the Form 8-K filed with the SEC on February 11, 2026.	Managing the balance sheet and leverage is essential for efficiently growing the business while maximizing returns to shareholders. Net Debt/EBITDA is a key debt coverage ratio that motivates management to minimize debt relative to cash flow.
Return on Invested Capital (ROIC)	ROIC is calculated as earnings before interest and income taxes excluding amortization of customer relationships, impairment expense, loss on asset sale, loss on settlement of asset retirement obligations, and the tax-effects of such amounts, divided by average total liabilities and stockholders' equity, excluding current liabilities, intangible assets and impairment of property and equipment as presented in the full year earnings press release furnished as exhibit 99.1 to the Form 8-K filed with the SEC on February 11, 2026.	ROIC is used as a performance metric that measures the efficiency of our capital investments and quality of our earnings. ROIC is a metric that many investors consider when assessing the performance of companies in our sector.
Environmental and Safety	The Compensation Committee of our Board considered environmental and safety matters in this assessment, which included non-financial performance related to our safety record and greenhouse gas emission reductions and standards key to maintaining a safe work environment and a sustainable environmental record.	These functions are critical to the success of the business and the execution of our overall strategy. Our people are motivated to work in a safe environment that shows progress toward sustainability.

2025 Annual Incentive Program Payouts

As described above, performance associated with the Annual Incentive Plan resulted in an overall achievement level of 200% of target. Upon discussion related to potential discretionary adjustments, it was unanimously agreed that considering the Company's financial, operational and stock performance in 2025 no adjustments to the resulting payout should be made, except that Ms. Schultz's target bonus amount should retroactively be increased from 85% to 100% of base salary to reflect the additional responsibilities assumed by her in August of 2025 and to ensure internal pay equity, as discussed in more detail above.

When determining the performance score for the ESG metric the Compensation Committee considered the Company's internal scorecard that highlighted the following specific achievements in the areas of environmental performance, safety factors, and social governance:

- Achieved our goal of eliminating our pipeline maintenance emissions by the end of 2025. This important target represented 100% of our pipeline maintenance emissions from 2019.
- Methane leak loss rate declined to 0.031% in 2025 from 0.033% in 2024.
- Reduced our TRIR performance from 2024 (LTIR remained at 0 in 2024 and 2025).
- Increased the volume of wastewater recycled/reused by approximately 16% from the prior year.

The 2025 annual cash bonus amounts reported below reflect the annual cash bonus paid to each Named Executive Officer for services provided to the Company.

Executive Officer	Percentage of 2025 Target Bonus Paid for 2025 Performance	2025 Annual Cash Bonus Payments[1]
Michael N. Kennedy	200%	$ 789,750
Yvette K. Schultz	200%	$ 348,300
Brendan E. Krueger	200%	$ 348,300
Justin J. Agnew	200%	$ 149,310
Paul M. Rady[2]	200%	$ 669,077

(1) *Except for a portion of the payment to Ms. Schultz, the amounts in this column are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table, below. Consistent with applicable SEC rules, because the determination to increase Ms. Schultz's 2025 target bonus from 85% to 100% was discretionary and made in early 2026, the difference between the value of her bonus calculated using an 85% target and a 100% target is reported in the "Bonus" column of the Summary Compensation Table rather than the "Non-Equity Incentive Plan" column.*

(2) *Consistent with the Emeritus Agreement (as defined and described further below), Mr. Rady's 2025 annual cash incentive award was calculated using his target bonus and base salary in effect immediately prior to his transition to Chairman Emeritus, but pro-rated to reflect only the portion of the year that he served as Chief Executive Officer and President.*

Long-Term Incentive Awards

2025 Long-Term Incentive Awards

In 2025, the Compensation Committee granted 75% time-based restricted stock units (or "RSUs") and 25% performance share units (or "PSUs") to our Named Executive Officers pursuant to the AM LTIP. The Compensation Committee grants RSUs as a retention tool and in order to align the interests of our Named Executive Officers with the interests of our stockholders and grants PSUs to incent management to make sound capital investment decisions that align with shareholder value creation.

The performance share units have a performance period from January 1, 2025 through December 31, 2027 and vest based on the Company's return on invested capital ("ROIC"). The Compensation Committee selected ROIC as the performance metric for the performance share units. ROIC is a metric that many investors consider when assessing the performance of companies in our sector. The performance share units vest as follows, with vesting between performance levels calculated using linear interpolation.

	Below Threshold	Threshold	Target	Maximum
ROIC for the Company	< 85% of Target ROIC	85% of Target ROIC	Target ROIC	115% of Target ROIC
Percentage of Target Amount of PSUs that are Earned	0%	50%	100%	200%

The restricted stock units granted to our Named Executive Officers in 2025 vest ratably on the first three anniversaries of the date of grant, subject to continued service.

Target Value of Long-Term Incentive Awards

The table below shows the values approved by the Compensation Committee for the annual long-term incentive awards granted to our Named Executive Officers in 2025. These values were established by the Compensation Committee after referencing the long-term incentive awards of the Peer Group. These values served only as reference points. We consider individual performance, the nature and responsibility of the Named Executive Officer's position, the impact, contribution, and expertise of the Named Executive Officer, and the importance of retaining the individual, along with the competitiveness of the market for the Named Executive Officer's talent and services.

Executive Officer	2025 Target Long-Term Incentive Value[(1)]
Michael N. Kennedy	$ 4,300,000
Yvette K. Schultz	$ 2,625,000
Brendan E. Krueger	$ 2,625,000
Justin J. Agnew[(2)]	$ 500,000
Paul M. Rady	$ 10,000,000

(1) *The amounts set forth in this column differ from the amounts set forth under the "Summary Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year 2025" below. When the Compensation Committee is evaluating the value of awards it will grant to the Named Executive Officers, it reviews the Company's stock price leading up to the time of grant and the number of awards to be granted. The amounts set forth under "Summary Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year 2025" below reflect the grant date fair value of the number of restricted stock units and target performance share units granted, as computed in accordance with FASB ASC Topic 718, resulting in a slightly higher value attributable to the grants under those tables.*

(2) *Mr. Agnew was not an executive officer in the first quarter of 2025 when long-term incentive awards are granted. As a result, his target long-term incentive value was not established by the Compensation Committee and was, instead, established by the Company's executive team at a level appropriate for the position he held at the time of grant.*

The number of restricted stock units and performance share units granted to our Named Executive Officers in 2025 are described more fully under "Grants of Plan-Based Awards for Fiscal Year 2025" below.

2023 PSU Awards Performance Certification

The three-year performance period for the PSUs granted in 2023 that vest based on ROIC ended on December 31, 2025, with such awards vesting at 200%.

Other Benefits

Health and Welfare Benefits

Our Named Executive Officers are eligible to participate in all of Antero Resources' employee health and welfare benefit arrangements on the same basis as other employees of Antero Resources (subject to applicable law). These arrangements include medical, dental, vision and disability insurance, as well as health savings accounts.

These benefits are provided to ensure that we and Antero Resources can competitively attract and retain officers and other employees. This is a fixed component of compensation, and these benefits are provided on a non-discriminatory basis to all Antero Resources employees.

Retirement Benefits

Antero Resources maintains an employee retirement savings plan through which employees may save for retirement or future events on a tax-advantaged basis. Participation in the 401(k) plan is at the discretion of each individual Antero Resources employee, and our Named Executive Officers participate in the plan on the same basis as all other employees. The plan permits Antero Resources to make discretionary matching and non-elective contributions.

During 2025, Antero Resources matched 100% of the first 6% of eligible compensation that employees contributed to the plan. These matching contributions are immediately fully vested. As part of our general and administrative expense, we reimbursed Antero Resources for a portion of these matching contributions.

Perquisites and Other Personal Benefits

We believe the total mix of compensation and benefits provided to our Named Executive Officers is currently competitive. Therefore, perquisites do not play a significant role in our Named Executive Officers' total compensation.

Policies and Agreements with our Named Executive Officers

Severance Plan

On September 17, 2025, the Company adopted the Antero Midstream Corporation Executive Severance Plan (the "Severance Plan"), which provides payments and benefits to participants in the event of certain qualifying terminations of employment. Receipt of such payments and benefits is contingent upon the eligible executive's (x) execution of a release of claims against the Company and its affiliates, (y) compliance with a one year non-competition and non-solicitation obligation, and (z) compliance with the defense of claims, confidentiality, and non-disparagement provisions of the Severance Plan. The Compensation Committee believes that a severance plan is an important component of a competitive executive compensation program and is necessary to attract and retain highly qualified executive talent. The Severance Plan is designed to keep executives focused on pursuing corporate transactions and strategic alternatives that are in the best interests of shareholders, without being influenced by concerns over their own job security. The Compensation Committee also believes that providing severance protection through a formal plan, rather than through individually negotiated agreements, ensures consistency in the Company's severance practices, ensuring internal pay equity and reducing the administrative costs of the program. We also believe that maintaining a severance plan provides greater transparency to shareholders regarding potential termination costs.

The Severance Plan will be overseen by the Compensation Committee. Each of our Named Executive Officers participates in the Severance Plan. The terms of Mr. Rady's participation in the Severance Plan are consistent with the terms of the Chairman Emeritus Agreement entered into between Mr. Rady, the Company and Antero Resources on August 14, 2025. The specific payments and benefits that each of our Named Executive Officers are entitled to pursuant to the Severance Plan are described and quantified in the section below entitled "Potential Payments Upon a Termination or a Change in Control."

Chairman Emeritus Agreement

In connection with Mr. Rady's transition to Chairman Emeritus, the Company and Antero Resources entered into a Chairman Emeritus Agreement (the "Emeritus Agreement") with Mr. Rady. The Emeritus Agreement provides that Mr. Rady will serve as Chairman Emeritus (an employee role) until December 31, 2028, unless the Board extends his term as Chairman Emeritus beyond such date. The Emeritus Agreement further provides that Mr. Rady will be entitled to (i) an annual salary of $50,000 (subsequently increased to $60,000), (ii) continued vesting in outstanding equity awards pursuant to their original terms, (iii) participate in company benefit plans, and (iv) participate in any company severance plan that may be adopted during his term as Chairman Emeritus. Mr. Rady is also entitled to a pro-rated portion of his 2025 annual incentive bonus, which he received in early 2026.

No Employment Agreements with Executive Officers

While we did enter into the Emeritus Agreement to clearly document Mr. Rady's transition to Chairman Emeritus, we do not maintain any employment agreements with any of our executive officers.

As discussed below under "Potential Payments Upon a Termination or a Change in Control," each of our Named Executive Officers would be entitled to receive accelerated vesting of his performance share units and restricted stock units that remain unvested upon their termination of employment with us under certain circumstances or upon the occurrence of certain corporate events.

2026 Material Compensation Decisions

Base Salaries

In March 2026, after comparing base salary levels to those of similarly situated executives in the 2026 peer group, reviewing the Company's performance during 2025, and discussing the recommendations of Mr. Kennedy and CBIZ, the Compensation Committee approved the following increases to base salary for the Named Executive Officers for 2026:

Executive Officer	2025 Base Salary	2026 Base Salary(1)	Percentage Increase
Michael N. Kennedy	$ 303,750	$ 314,388	3.5%
Yvette K. Schultz(2)	$ 151,848	$ 180,299	18.7%
Brendan E. Krueger	$ 174,150	$ 180,299	3.5%
Justin J. Agnew	$ 106,650	$ 110,376	3.5%
Paul M. Rady	$ 16,200	$ 16,200	— %

(1) *Base salary included here is calculated based on the 2025 NEO AM Reimbursement Percentage. The actual percentage of base salary allocated to the Company for 2026 will not be determinable until the 2026 Reimbursement Percentage is calculated following the end of 2026.*

(2) *Ms. Schultz's 2026 base salary was increased to recognize the additional responsibilities assumed by her in connection with the transition of the Company's management team.*

Annual Cash Incentive Awards

In April 2026, the Compensation Committee approved an annual incentive plan for the 2026 fiscal year. The 2026 annual incentive plan structure mirrors the 2025 annual incentive plan. We believe this structure motivates our Named Executive Officers to accomplish specific objectives that are important to our success and sustainable growth.

Long-Term Incentive Awards

The Compensation Committee granted 75% time-based equity awards and 25% performance-based equity awards to our Named Executive Officers in March 2026. These awards are subject to the terms and provisions of the AM LTIP and the award agreements pursuant to which they were granted.

Other Matters

Stock Ownership Guidelines

Following the closing of the Simplification Transactions, we adopted stock ownership guidelines, pursuant to which our executive officers are required to own a minimum number of shares of our common stock within five years of becoming an executive officer or five years after adoption of the policy, whichever is later. In particular, each of our executive officers is required to own shares of our common stock having an aggregate fair market value equal to at least a designated multiple of the executive officer's base salary. The guidelines for executive officers are set forth in the table below.

Officer Level	Ownership Guideline
Chief Executive Officer, President, and Chief Financial Officer	5x annual base salary
Vice President	3x annual base salary
Other Officers (if applicable)	1x annual base salary

Compliance with these guidelines is measured as of June 30 of each year. If an individual covered by the ownership guidelines satisfies the guidelines on a prior determination date, a subsequent decrease in our stock price will not cause that executive to be out of compliance on a later determination date. As of June 30, 2025, all of our Named Executive Officers were in compliance with these guidelines or had time remaining to achieve the requisite ownership levels. Consistent with our stock ownership guidelines, any noncompliance may be considered by the Compensation Committee when making future compensation or promotion decisions.

These stock ownership guidelines are designed to align our executive officers' interests more closely with those of our stockholders.

Shares directly and beneficially owned by our Named Executive Officers count towards satisfaction of our stock ownership guidelines. Vested and unvested stock options, unvested restricted stock units, and other conditional equity-based awards (including performance-based awards) do not count towards satisfaction of our stock ownership guidelines.

Tax and Accounting Treatment of Executive Compensation Decisions

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a $1 million limit on the amount of compensation paid to "covered employees" (as defined in Section 162(m)) that a public corporation may deduct for federal income tax purposes in any year. While we will continue to monitor our compensation programs in light of the deduction limitation imposed by Section 162(m), our Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, we have not adopted a policy requiring that all compensation be fully deductible. The Compensation Committee may conclude that paying compensation at levels in excess of the limits under Section 162(m) is in the best interests of the Company and our stockholders. It is likely that the Company will not be able to deduct for federal income tax purposes a portion of the compensation paid to our Named Executive Officers in 2025.

Many other Code provisions and accounting rules affect the payment of executive compensation and are generally taken into consideration as our compensation arrangements are developed. Our goal is to create and maintain compensation arrangements that are efficient, effective and in full compliance with these requirements.

Risk Assessment

We have reviewed our compensation policies and practices to determine whether they create risks that are reasonably likely to have a material adverse effect on our Company. In connection with this risk assessment, we reviewed the design of our compensation and benefits program and related policies and determined that certain features of our programs and corporate governance generally help mitigate risk. Among the factors considered were the mix of cash and equity compensation, the balance between short- and long-term objectives of our incentive compensation, the degree to which programs provide for discretion to determine payout amounts, and our general governance structure.

Our Compensation Committee believes that evaluating overall business performance and implementing Company objectives assists in mitigating excessive risk-taking that could harm our value or reward poor judgment by our executives. Several features of our programs reflect sound risk-management practices.

- The Compensation Committee believes our overall compensation program provides a reasonable balance between short- and long-term objectives, which helps mitigate the risk of excessive risk-taking in the short-term.
- The metrics that determine ultimate value awarded under our incentive compensation programs are associated with total Company value. We do not believe these metrics create pressure to meet specific financial or individual performance goals.
- The mix of time- and performance-based equity awards and multi-year vesting of our equity awards discourages excessive risk-taking and undue focus on short-term gains that may not be sustainable.

Due to the foregoing program features, the Compensation Committee concluded that our compensation policies and practices for all employees, including our Named Executive Officers, are not reasonably likely to have a material adverse effect on the Company.

Tally Sheets

The Compensation Committee uses tally sheets as a reference in reviewing and establishing our Named Executive Officers' compensation. The tally sheets provide a holistic view of all material elements of our Named Executive Officers' compensation, including base salary, annual cash incentive awards, long-term equity incentive awards and indirect compensation such as perquisites and retirement benefits. Tally sheets also demonstrate the amounts each executive could potentially receive under various termination and change in control scenarios and include a summary of all shares beneficially owned.

Insider Trading Policies and Procedures

We have insider trading policies and procedures governing the purchase, sale and other disposition of our securities that apply to directors, officers and employees, and to Antero Midstream itself. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to Antero Midstream. Our Insider Trading Policies were filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

Hedging and Pledging Prohibitions

Our Insider Trading Policy prohibits directors, officers and employees from engaging in hedging transactions or other transactions involving company derivative securities, regardless of whether the covered person is in possession of material, non-public information. Our Insider Trading Policy also prohibits purchasing our common stock on margin (e.g., borrowing money to fund the stock purchase) and pledging our securities.

Equity Award Grant Timing

The Compensation Committee does not grant long term incentive awards in anticipation of the release of material non-public information likely to result in changes to the price of our stock.

Vested shares are automatically granted on specified dates on a quarterly basis to the non-employee members of our Board. Grants of restricted stock units and performance share units to our executive officers typically occur in the first week of March. These grants are generally made effective on the date of approval. The Compensation Committee does not take material nonpublic information into account when determining the timing and terms of such awards. The Compensation Committee has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

During 2025, the Company did not grant stock options or stock appreciation rights (or similar awards).

Clawback Policy

Effective November 30, 2023, we adopted the Antero Midstream Corporation Incentive Compensation Recovery Policy (the "Clawback Policy"). The Clawback Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listing Company Manual. Under the terms of the Clawback Policy, in the event of a restatement of our financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws, the Compensation Committee shall take reasonably prompt action to cause the Company to recover from any covered executive the amount of any incentive-based compensation granted, earned or vested within the three preceding completed fiscal years, to the extent the value of such compensation was in excess of the amount of incentive compensation that would have been granted, earned, or vested had the financial statements been in compliance with the financial reporting requirements. Each executive officer, including our Named Executive Officers, principal accounting officer, and former executive officers, are considered "covered executives" for purposes of the Clawback Policy. Incentive-based compensation is not subject to the Clawback Policy if it is received (i) prior to the date a covered executive becomes an executive officer or (ii) prior to October 2, 2023.

The AM LTIP generally provides that, to the extent required by applicable law or any applicable securities exchange listing standards, or as otherwise determined by the Compensation Committee, all awards under the AM LTIP are subject to the provisions of any clawback policy the Company implements.

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, and at the recommendation of the Compensation Committee, the Board of Directors has determined that the Compensation Discussion and Analysis should be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Compensation Committee Members:

David H. Keyte (Chair)
Peter A. Dea
W. Howard Keenan, Jr.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table summarizes, with respect to our Named Executive Officers, information relating to the compensation earned for services rendered to the Company during the fiscal years ended December 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)[4]	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Michael N. Kennedy (Chief Executive Officer and President, Director, Former Sr. Vice President—Finance)	2025	242,434	—	4,344,864	789,750	5,670	5,382,718
	2024	200,075	—	4,255,655	309,393	5,486	4,770,609
	2023	185,130	177,778	4,299,987	369,519	5,049	5,037,463
Yvette K. Schultz (Sr. Vice President—Legal, Chief Compliance Officer, General Counsel and Corporate Secretary, Director)	2025	150,861	90,158	2,652,381	258,142	5,670	3,157,212
	2024	144,001	—	2,597,926	189,279	5,486	2,936,692
	2023	133,238	—	2,624,994	226,051	5,049	2,989,332
Brendan E. Krueger (Sr. Vice President—Finance and Treasurer, Former Chief Financial Officer)	2025	155,679	—	2,652,381	348,300	5,670	3,162,030
	2024	139,443	—	2,078,335	183,288	5,486	2,406,552
	2023	129,030	—	2,099,982	218,912	5,049	2,452,973
Justin J. Agnew (Chief Financial Officer, Vice President—Finance)	2025	79,152	—	505,207	149,310	4,749	738,418
	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—
Paul M. Rady (Chairman Emeritus, Former Chairman of the Board of Directors, Chief Executive Officer and President)	2025	271,576	—	10,104,349	669,077	5,670	11,050,672
	2024	394,108	—	9,896,893	792,276	5,486	11,088,763
	2023	364,650	—	9,999,984	946,194	5,049	11,315,877

(1) *The amounts reported in this column for 2025 represent the grant date fair value of restricted stock units and performance share units granted to the Named Executive Officers in 2025 pursuant to the AM LTIP, each as computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements on Form 10-K for the year ended December 31, 2025, for additional detail regarding assumptions underlying the value of these equity awards. If the maximum level of performance for the ROIC performance share units granted in 2025 was achieved, then the value of such award granted to Messrs. Rady, Kennedy, Krueger, and Ms. Schultz would be $5,052,167, $2,172,424, $663,091, and $663,091 , respectively.*

(2) *The amounts reported in this column represent the portion of the annual incentive plan payments made pursuant to actual performance with respect to the originally approved metrics.*

(3) *The amounts reported in this column for 2025 represent the Company's 401(k) match for each Named Executive Officer. Although no reportable perquisite amount was incurred, Mr. Kennedy occasionally had his spouse accompany him on business-related flights in 2025.*

(4) *The Compensation Committee did not increase Ms. Schultz's target bonus in August of 2025 because her title did not change in connection with the executive transition. However, in the process of certifying performance and approving final bonus payments for 2025, the Compensation Committee reviewed the additional responsibilities Ms. Schultz took on in connection with the executive transition (three new divisions began reporting to her in August of 2025), and determined that she should receive a discretionary increase in her bonus payment to recognize her expanded role and to ensure internal pay equity. Consistent with applicable SEC rules, the discretionary portion of her bonus payment is reported in the "Bonus" column of the Summary Compensation Table rather than the "Non-Equity Incentive Plan" column.*

Grants of Plan-Based Awards for Fiscal Year 2025

The table below sets forth the awards granted to our Named Executive Officers during 2025, including awards under the 2025 annual cash incentive plan and restricted stock units and performance share units granted under the AM LTIP.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	($)(4)
Michael N. Kennedy		197,438	394,875	789,750					
ROIC PSUs(5)	3/7/25				32,996	65,991	131,982		1,086,212
RSUs(6)	3/7/25							197,974	3,258,652
Yvette K. Schultz		64,535	129,071	258,142					
ROIC PSUs(5)	3/7/25				20,142	40,285	80,570		663,091
RSUs(6)	3/7/25							120,856	1,989,290
Brendan E. Krueger		87,075	174,050	348,300					
ROIC PSUs(5)	3/7/25				20,142	40,285	80,570		663,091
RSUs(6)	3/7/25							120,856	1,989,290
Justin J. Agnew		37,328	74,655	149,310					
RSUs(6)	3/7/25							30,693	505,207
Paul M. Rady		270,147	540,294	1,080,589					
ROIC PSUs(5)	3/7/25				76,734	153,468	306,936		2,526,083
RSUs(6)	3/7/25							460,405	7,578,266

(1) *These columns reflect the threshold, target and maximum amount that may be earned by each of the Named Executive Officers under our 2025 annual cash incentive plan.*

(2) *These columns reflect the threshold, target and maximum number of shares that may be earned with respect to performance share units granted to each of the Named Executive Officers on March 7, 2025.*

(3) *This column reflects the number of restricted stock units granted to each of the Named Executive Officers in 2025.*

(4) *The amounts in this column represent the grant date fair value of restricted stock units and performance share units granted to the Named Executive Officers pursuant to the AM LTIP, as computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements on Form 10-K for the year ended December 31, 2025, for additional detail regarding assumptions underlying the value of these equity awards.*

(5) *The ROIC performance share units granted on March 7, 2025 are earned (or not) based upon our ROIC performance over the three-year period beginning on January 1, 2025 and ending on December 31, 2027. Pursuant to the ROIC performance share units, our Named Executive Officers are eligible to receive threshold, target and maximum payouts of 50%, 100% and 200%, respectively, of the target amount of ROIC PSUs awarded, subject to continued employment through the end of the performance period. In order to achieve threshold, target and maximum payouts under the ROIC performance share units, the Company's ROIC performance must be at or over 85% of the target ROIC, 100% of the target ROIC or 115% of the target ROIC, respectively.*

(6) *The restricted stock units granted on March 7, 2025 are subject to ratable vesting on the first three anniversaries of the date of grant, in each case, subject to continued employment through such date.*

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards for Fiscal Year 2025 table.

Performance Share Units

The Compensation Committee granted performance share units to each of our Named Executive Officers in 2025. The performance share units vest based on our ROIC over a three-year period beginning on January 1, 2025 and ending on December 31, 2027, if the Named Executive Officers remain continuously employed by us from the grant date through the end of the performance period. The potential acceleration and forfeiture events related to these performance share units are described in greater detail under the heading "Potential Payments Upon Termination or Change in Control" below.

Restricted Stock Units

The Compensation Committee granted restricted stock units to each of our Named Executive Officers in 2025. The restricted stock units vest over a three-year period, if such employees remain continuously employed by us from the grant date through the applicable vesting date. The potential acceleration and forfeiture events related to these restricted stock units are described in greater detail under the heading "Potential Payments Upon Termination or Change in Control" below.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table provides information concerning equity awards granted by the Company to our Named Executive Officers that had not vested as of December 31, 2025.

	Stock Awards			
Name	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Michael N. Kennedy				
Restricted Stock Units[3]	457,904	8,146,112		
Performance Share Units[4]			290,302	5,164,473
Yvette K. Schultz				
Restricted Stock Units[3]	279,535	4,972,928		
Performance Share Units[4]			177,218	3,152,708
Brendan E. Krueger				
Restricted Stock Units[3]	247,799	4,408,344		
Performance Share Units[4]			157,888	2,808,828

Name	Stock Awards: Number of Units That Have Not Vested (#)	Stock Awards: Market Value of Units That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Justin J. Agnew				
Restricted Stock Units[3]	66,648	1,185,668		
Paul M. Rady				
Restricted Stock Units[3]	1,064,893	18,944,446		
Performance Share Units[4]			675,124	12,010,456

(1) *The amounts reflected in this column represent the market value of our common stock underlying the unvested restricted stock units held by the Named Executive Officers, computed based on the closing price of our common stock on December 31, 2025, which was $17.79 per share.*

(2) *The amounts reflected in this column represent the market value of our common stock underlying the performance share units reported in the immediately preceding column held by the Named Executive Officers, computed based on the closing price of our common stock on December 31, 2025, which was $17.79 per share.*

(3) *The amounts in this row represent unvested restricted stock units held by each Named Executive Officer that vest on the applicable remaining vesting dates as follows, subject to the Named Executive Officer's continued employment:*

Name	Award	Number of Unvested RSUs on 12/31/2025	Vesting Schedule	Remaining Vesting Dates
Michael N. Kennedy	2023 RSU	101,609	Ratable	March 7, 2026
	2024 RSU	158,321	Ratable	March 7, 2026 and March 7, 2027
	2025 RSU	197,974	Ratable	March 7, 2026, March 7, 2027 and March 7, 2028
Yvette K. Schultz	2023 RSU	62,029	Ratable	March 7, 2026
	2024 RSU	96,650	Ratable	March 7, 2026 and March 7, 2027
	2025 RSU	120,856	Ratable	March 7, 2026, March 7, 2027 and March 7, 2028
Brendan E. Krueger	2023 RSU	49,623	Ratable	March 7, 2026
	2024 RSU	77,320	Ratable	March 7, 2026 and March 7, 2027
	2025 RSU	120,856	Ratable	March 7, 2026, March 7, 2027 and March 7, 2028
Justin J. Agnew	2023 RSU	14,060	Ratable	March 7, 2026
	2024 RSU	21,895	Ratable	March 7, 2026 and March 7, 2027
	2025 RSU	30,693	Ratable	March 7, 2026, March 7, 2027 and March 7, 2028
Paul M. Rady	2023 RSU	236,300	Ratable	March 7, 2026
	2024 RSU	368,188	Ratable	March 7, 2026 and March 7, 2027
	2025 RSU	460,405	Ratable	March 7, 2026, March 7, 2027 and March 7, 2028

(4) *The amounts reflected in this row represent the maximum number of performance share units granted in each of 2024 and 2025, as set forth in the below table, because performance as of December 31, 2025 was trending at maximum for payout of these awards. The actual number of shares earned pursuant to these performance share units may vary substantially from the amounts set forth both above and in the below table based on actual performance through the end of the applicable performance period.*

Name	Award	Number of Unvested PSUs on 12/31/2025	Reported Performance Level	Applicable Performance Period and Performance Period End Date
Michael N. Kennedy	2024 ROIC PSU	158,320	Maximum	Three-year performance period ending December 31, 2026
	2025 ROIC PSU	131,982	Maximum	Three-year performance period ending December 31, 2027
Yvette K. Schultz	2024 ROIC PSU	96,648	Maximum	Three-year performance period ending December 31, 2026
	2025 ROIC PSU	80,570	Maximum	Three-year performance period ending December 31, 2027
Brendan E. Krueger	2024 ROIC PSU	77,318	Maximum	Three-year performance period ending December 31, 2026
	2025 ROIC PSU	80,570	Maximum	Three-year performance period ending December 31, 2027
Paul M. Rady	2024 ROIC PSU	368,188	Maximum	Three-year performance period ending December 31, 2026
	2025 ROIC PSU	306,936	Maximum	Three-year performance period ending December 31, 2027

Option Exercises and Stock Vested in Fiscal Year 2025

The following table provides information concerning equity awards held by the Named Executive Officers that vested during the 2025 fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Michael N. Kennedy	—	—	484,713	8,275,846
Yvette K. Schultz	—	—	296,990	5,070,345
Brendan E. Krueger	—	—	246,201	4,200,304
Justin J. Agnew	—	—	43,307	717,774
Paul M. Rady	—	—	1,232,690	21,010,343

(1) *This column reflects the number of restricted stock units and performance share units held by each Named Executive Officer that vested during the 2025 fiscal year.*

(2) *The amounts reflected in this column represent the aggregate market value realized by each Named Executive Officer upon vesting of the restricted stock units held by such Named Executive Officer, computed based on the closing price of our common stock on the applicable vesting date.*

Pension Benefits

We do not provide pension benefits to our employees.

Nonqualified Deferred Compensation

We do not provide nonqualified deferred compensation benefits to our employees.

Potential Payments Upon Termination or Change in Control

Antero Midstream Corporation Executive Severance Plan

Cash Severance

On September 17, 2025, the Company adopted the Severance Plan. Each NEO entered into a Participation Agreement (as defined in the Severance Plan). Subject to the terms of each Participation Agreement, the Severance Plan provides the following payments and benefits to the NEOs, with the exception of Mr. Rady, in the event of a termination of employment (A) by the Company without Cause (as defined in the Severance Plan) (which, for the avoidance of doubt, does not include a termination of employment due to disability), (B) due to resignation for Good Reason (as defined in the Severance Plan), or (C) by reason of death: (i) a cash payment equal to the product of (a) three and (b) the sum of such NEO's (I) highest base salary over the preceding three years and (II) Target Annual Bonus (as defined in the Severance Plan), paid in lump-sum; (ii) any unpaid annual cash bonus earned for a prior year but not yet paid as of the date of termination of employment; (iii) a pro-rata Target Annual Bonus; and (iv) continued health benefits for a period of 18 months, paid directly by the Company and, at the end of such period, a cash payment equal to the cost to continue such benefits for an additional 18 month period. Receipt of such payments and benefits is contingent upon the NEO's (x) execution of a release of claims against the Company and its affiliates, (y) compliance with a one year non-competition and non-solicitation obligation, and (z) compliance with the defense of claims, confidentiality, and non-disparagement provisions of the Severance Plan. For the avoidance of doubt, the amount of severance payable under the Severance Plan only relates to compensation paid by the Company and not compensation paid by Antero Resources.

The Severance Plan is overseen by the Compensation Committee. Each of our Named Executive Officers participates in the Severance Plan. Under Mr. Rady's participation agreement, severance is only owed if a Change in Control occurs during the term of the Chairman Emeritus Agreement. The closing date of such a Change in Control would be treated as the date of Mr. Rady's Qualifying Termination (even if employment continues), and Mr. Rady will receive a lump sum payment of $10,139,663.85 multiplied by the Antero Midstream Reimbursement Percentage for the year prior to Mr. Rady's termination. Mr. Rady also remains eligible for continued health benefits for a period of 18 months, paid directly by the Company and, at the end of such period, a cash payment equal to the cost to continue such benefits for an additional 18 month period. No benefits are payable to Mr. Rady if no Change in Control occurs during the term. For the avoidance of doubt, the amount of severance payable to Mr. Rady only relates to compensation paid by the Company and not compensation paid by Antero Resources.

Definitions

For purposes of the Severance Plan, "Cause" means a finding by the Compensation Committee or its delegate, before or after the termination of the NEO's employment, of the NEO's: (i) final conviction of, or plea of nolo contendere to, a crime that constitutes a felony (or state law equivalent); (ii) gross negligence or willful misconduct in the performance of the NEO's duties that would reasonably be expected to have a material adverse economic effect on the Company or any of its affiliates; (iii) willful failure without proper legal reason to perform the NEO's duties; or (iv) a material breach of any material provision of the Severance Plan or any other written plan or agreement or corporate policy or code of conduct established by the Company or any of its affiliates that would reasonably be expected to have a material adverse economic effect on the Company or any of its affiliates.

For purposes of the Severance Plan, "Change in Control" has the meaning assigned to such term in the AR LTIP.

For purposes of the Severance Plan, "Good Reason" means (i) (a) a reduction of 10% or more in an NEO's base salary, annual cash incentive program target value under the Company's annual incentive program, or annual equity compensation target grant date value under the AR LTIP, or (b) a material diminution of an NEO's authority, duties, and responsibilities with the Company or its subsidiaries, including his or her removal as an officer of the Company; provided, however, that a reduction in an NEO's compensation in connection with a general reduction in compensation that affects all similarly situated employees of the Company in substantially the same proportions will not constitute Good Reason; provided, further, that a temporary reduction in an NEO's authority, duties, and responsibilities in connection with any internal investigation by the Company, including an investigation into whether circumstances constituting Cause exist, shall not constitute Good Reason; (ii) a material breach by the Company of any of its obligations under the Severance Plan; or (iii) the relocation of the geographic location of an NEO's principal place of employment by more than 50 miles from the location of such NEO's principal place of employment as of the effective date of the Severance Plan. Notwithstanding the foregoing clauses (i), (ii) and (iii), any assertion by an NEO of a termination for Good Reason shall not be effective unless all of the following conditions are satisfied: (A) the condition described in clauses (i), (ii) or (iii) giving rise to such NEO's termination of employment must have arisen without such NEO's consent; (B) such NEO must provide written notice to the Compensation Committee of the existence of such condition(s) within 30 days after the initial occurrence of such condition(s); (C) the condition(s) specified in such notice must remain uncorrected for 30 days following the Compensation Committee's receipt of such written notice; and (D) the date of such NEO's termination of employment must occur within 75 days after the initial occurrence of the condition(s) specified in such notice.

For purposes of the Severance Plan, "Participation Agreement" means the participation agreement delivered to each NEO by the Compensation Committee prior to his or her entry into the Severance Plan evidencing the NEO's agreement to participate in the Severance Plan and to comply with all terms, conditions and restrictions within the Severance Plan.

For purposes of the Severance Plan, "Target Annual Bonus" means the greater of (i) the total aggregate target amount of an NEO's annual cash bonus for services provided to both the Company and Antero Resources immediately prior to the termination date, disregarding (A) any temporary reduction in such NEO's annualized base salary in connection with a general reduction in base salaries that affects all similarly situated employees of the Company in substantially the same proportions and (B) any reduction in the NEO's base salary or target annual cash bonus during the six months preceding a written definitive agreement entered into by Company to effect a Change in Control and the thirty months following a Change in Control, multiplied by the percentage of cash compensation paid by the Company to the NEO for which the Company reimbursed Antero Resources, as disclosed in the Company's most recently filed proxy statement for the fiscal year disclosed therein, and (ii) the average actual annual cash bonus payment paid to the NEO for services provided to the Company (and excluding the annual bonus payment, if any, for services provided to Antero Resources) during the three complete calendar years immediately preceding the termination date or such lesser period during which the NEO has been employed by the Company.

Restricted Stock Units and Performance Share Units

Any unvested restricted stock units subject to time-based vesting criteria granted to our Named Executive Officers under the AM LTIP will become immediately fully vested if the applicable Named Executive Officer's employment with us terminates due to his or her death or "disability" or in the event of a "change in control" (as such terms are defined in the AM LTIP).

In addition, upon a Named Executive Officer's termination of employment due to his or her death or disability or in the event of a change in control, the performance period applicable to the 2024 and 2025 ROIC performance share units will end on the earlier of (i) the last date of the applicable performance period (December 31, 2026 for the 2024 ROIC performance share units and December 31, 2027 for the 2025 ROIC performance share units) and (ii) the date of the applicable triggering event, and such performance share units will be settled based on the actual level of performance achieved as of such date.

If the Named Executive Officer incurs a termination of employment for any reason other than for "cause" on or after March 7, 2025 with respect to the 2024

ROIC performance share units and March 7, 2026 with respect to the 2025 ROIC performance share units, the continued employment obligations applicable to the 2024 and 2025 ROIC performance share units will be deemed satisfied, and a pro rata number of the target performance share units granted shall remain outstanding and eligible to vest at the end of the applicable performance period based on actual performance achieved. The pro rata number of performance share units to remain outstanding and eligible to vest shall be determined by multiplying the target number of performance share units granted by a fraction, the numerator of which is the number of completed 12-month periods that elapsed from the grant date to the date on which the Named Executive Officer's employment terminated and the denominator of which is three. No performance share units shall be earned with respect to any partial 12-month period.

For purposes of these awards, a Named Executive Officer will be considered to have incurred a "disability" if the executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of at least 12 months.

For purposes of these awards, a "change in control" generally means the occurrence of any of the following events:

- A person or group of persons acquires beneficial ownership of 50% or more of either (a) the outstanding shares of our common stock or (b) the combined voting power of our voting securities entitled to vote in the election of directors, in each case with the exception of (i) any acquisition directly from us, (ii) any acquisition by us or any of our subsidiaries, or (iii) any acquisition by any employee benefit plan sponsored or maintained by us or any entity controlled by us;
- The incumbent members of the Board cease for any reason (other than death or disability) to constitute at least a majority of the Board; provided, however, that any individual becoming a director who is approved by a vote of at least two-thirds of the incumbent members of the Board shall be considered an incumbent member of the Board for these purposes;
- The consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets, or an acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (A) our outstanding common stock immediately prior to such Business Combination represents more than 50% of the outstanding common equity interests and the outstanding voting securities entitled to vote in the election of directors of the surviving entity, (B) no person or group of persons beneficially owns 20% or more of the common equity interests of the surviving entity or the combined voting power of the voting securities entitled to vote generally in the election of directors of such surviving entity, and (C) at least a majority of the members of the board of directors of the surviving entity were members of the incumbent Board at the time of the execution of the initial agreement or corporate action providing for such Business Combination; or
- Approval by our stockholders of a complete liquidation or dissolution of the Company.

For purposes of the 2024 and 2025 performance share units, "cause" shall mean a finding by the Compensation Committee of the executive's: (i) final conviction of, or plea of nolo contendere to, a crime that constitutes a felony (or state law equivalent); (ii) gross negligence or willful misconduct in the performance of the executive's duties that would reasonably be expected to have a material adverse economic effect on us or any of our affiliates; (iii) willful failure without proper legal reason to perform the executive's duties; or (iv) a material breach of any material provision of the applicable award agreement or any other written agreement or corporate policy or code of conduct established by us or any of our affiliates that would reasonably be expected to have a material adverse economic effect on us or any of our affiliates.

Quantification of Benefits

The following table summarizes the compensation and other benefits that would have become payable to each Named Executive Officer assuming such Named Executive Officer was terminated either (i) as a result of his or her death or disability or (ii) for any reason other than cause or upon a change in control of the Company, in each case, on December 31, 2025. The restricted stock units and performance share units represent a direct interest in shares of our common stock, which had a closing price on December 31, 2025, of $17.79 per share.

Name	Severance Plan Payments ($)	Restricted Stock Units ($)	Performance Share Units ($)	Total ($)
Michael N. Kennedy				
Death; Change in Control(1)	2,299,825	8,146,112	2,347,960	12,793,897
Disability(1)	—	8,146,112	2,347,960	10,494,072
Termination Other Than For Cause (Including for Good Reason)(2)	2,299,825	—	3,723,426	6,023,251
Yvette K. Schultz				
Death; Change in Control(1)	1,087,670	4,972,928	1,433,340	7,493,938
Disability(1)	—	4,972,928	1,433,340	6,406,268
Termination Other Than For Cause (Including for Good Reason)(2)	1,087,670	—	2,273,005	3,360,675
Brendan E. Krueger				
Death; Change in Control(1)	1,212,676	4,408,344	1,433,340	7,054,360
Disability(1)	—	4,408,344	1,433,340	5,841,684
Termination Other Than For Cause (Including for Good Reason)(2)	1,212,676	—	1,981,315	3,193,991
Justin J. Agnew				
Death; Change in Control(1)	443,129	1,185,668	—	1,628,797
Disability(1)	—	1,185,668	—	1,185,668
Termination Other Than For Cause (Including for Good Reason)(2)	443,129	—	—	443,129
Paul M. Rady				
Death; Change in Control(1)	2,775,569	18,944,446	5,460,391	27,180,406
Disability(1)	—	18,944,446	5,460,391	24,404,837
Termination Other Than For Cause (Including for Good Reason)(2)	—	—	8,659,172	8,659,172

(1) *Acceleration of the performance share units granted in 2024 and 2025 is based upon actual performance as of the date of the change in control or termination of employment as a result of the Named Executive Officer's death or disability. As of December 31, 2025, actual performance for such awards was trending at 20.22%, or 200% of target, so the value reflected in this column represents settlement at 200% of the target value of such performance share units.*

(2) *Upon a Named Executive Officer's termination other than for cause on December 31, 2025, one-third of the performance share units granted in 2024 would have remained outstanding and eligible to vest and none of the performance share units granted in 2025 would have remained outstanding and eligible to vest. As of December 31, 2025, actual performance for the performance share units granted in 2024 was trending at 20.22%, or 200% of target, so the value reflected in this column represents settlement of one-third of the target number of such performance share units at 200% of the target value of such performance share units.*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information about securities that may be issued under the existing equity compensation plans of Antero Midstream as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[1]	Weighted – average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Antero Midstream Corporation Long-Term Incentive Plan[2]	6,812,232	$N/A[3]	14,061,094
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**6,812,232**		**14,061,094**

(1) *These columns are calculated assuming the maximum number of shares of our common stock subject to performance share units and the number of shares of our common stock subject to restricted stock units granted under the AM LTIP, outstanding and unvested as of December 31, 2025. Because the number of shares of common stock to be issued upon settlement of outstanding performance share unit awards is subject to performance conditions, the number of shares of common stock actually issued may be substantially less than the number reflected in this column.*

(2) *The AM LTIP was originally approved by our stockholders in connection with the Simplification Transactions at the special meeting of Antero Midstream GP LP and Antero Midstream Partners LP in March 2019. In 2024, the AM LTIP was amended and restated and approved by stockholders at the 2024 annual meeting of stockholders.*

(3) *Only restricted stock units and performance share units have been granted under the AM LTIP; there is no exercise price associated with these awards.*

Chief Executive Officer Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, this section provides information regarding the relationship of the annual total compensation of all of our employees to the annual total compensation of our Chief Executive Officer, Mr. Kennedy. For 2025, the median of the annual total compensation of all Company employees (other than our Chief Executive Officer and our former Chief Executive Officer, Mr. Rady), calculated in accordance with paragraph (c)(2)(x) of Item 402 of Regulation S-K, was $38,755, and the annual total compensation of our Chief Executive Officer, as reported in the Summary Compensation Table and adjusted for annualization of gross salary for the period from January 1, 2025 to August 13, 2025 (the date on which Mr. Kennedy began serving as our Chief Executive Officer), was $3,316,189.

Based on this information, for 2025, the ratio of the annual total compensation of our Chief Executive Officer and former Chief Executive Officer to the median of the annual total compensation of all of our employees was approximately 86 to 1.

Methodology and Assumptions

We selected December 31, 2025, as the date on which to determine our employee population for purposes of identifying the median of the annual total compensation of all of our employees (other than our Chief Executive Officer and our former Chief Executive Officer, Mr. Rady) because it was efficient to collect payroll data and other necessary information as of that date. As of December 31, 2025, our employee population consisted of 692 individuals, including all individuals employed by the Company or any of its consolidated subsidiaries, whether as full-time, part-time, seasonal or temporary workers. This population does not include independent contractors. All of our employees are located in the United States.

In identifying our median employee in 2025, we used the annual total compensation as reported in Box 1 of each employee's Form W-2 for 2025 provided to the Internal Revenue Service, minus the amount of each employee's compensation that we did not reimburse Antero Resources for, calculated using the same methodology used to determine the 2025 NEO AM Reimbursement Percentage,

as described above under "Compensation Discussion and Analysis—Implementing Our Compensation Program Objectives—Role of the Antero Resources Compensation Committee and Allocation of Compensation Expenses." We believe this methodology provides a reasonable basis for determining the allocated portion of each employee's total annual compensation, and is an economical method of evaluating the total annual compensation of our employees and identifying our median employee. For the 71 employees hired during 2025, we utilized the annual total compensation reported on each such employee's Form W-2 for 2025 without annualization adjustments, less the amount of such employee's compensation that we did not reimburse Antero Resources for. No cost-of-living adjustments were made in identifying our median employee, as all of our employees (including our Chief Executive Officer) are located in the United States. This calculation methodology was consistently applied to our entire employee population, determined as of December 31, 2025, to identify our median employee in 2025. After we identified our median employee, we calculated each element of our median employee's annual compensation for 2025 in accordance with paragraph (c)(2)(x) of Item 402 of Regulation S-K using the allocation methodology described above, which resulted in annual total compensation of $38,755. The difference between our median employee's total compensation reported on Form W-2 and our median employee's annual total compensation calculated in accordance with paragraph (c)(2)(x) of Item 402 of Regulation S-K was $3,898. This amount reflects the Company's 401(k) match and non-cash imputed earnings offset by benefits deductible from gross income. Similarly, the 2025 annual total compensation of our Chief Executive Officer was calculated in accordance with paragraph (c)(2)(x) of Item 402 of Regulation S-K, as reported in the "Total" column of the Summary Compensation Table.

Pay Versus Performance

Pursuant to the amendments to Section 14(i) of the Exchange Act, Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, this section provides information regarding the relationship of compensation paid to our Named Executive Officers ("NEOs") relative to our financial performance.

The following table summarizes compensation values reported in the Summary Compensation Table for our principal executive officer ("PEO") and the average for our other NEOs, as compared to "compensation actually paid" or "CAP" and the Company's financial performance for the years ended December 31, 2025, 2024, 2023, 2022, and 2021:

							Value of Initial Fixed $100 Investment Based On:				
Year	Summary Compensation Table Total for PEO[1]	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1][2]	Compensation Actually Paid to PEO[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[1][2]	TSR	2024 Peer Group TSR[3]	2025 Peer Group TSR[3]	Net Income ($MM)	Adjusted EBITDA ($MM)[4]
(a)	(b-1)	(b-2)	(c-1)	(c-2)	(d)	(e)	(f)	(g-1)	(g-2)	(h)	(i)
2025	$ 11,050,672	$ 5,382,718	$ 22,869,889	$ 10,102,275	$ 2,352,553	$ 4,305,439	$ 343	$ 342	$ 311	$ 418	$ 1,120
2024	$ 11,088,763		$ 21,427,995		$ 3,371,284	$ 6,181,498	$ 276	$ 326	$ 307	$ 401	$ 1,051
2023	$ 11,315,877		$ 18,875,272		$ 3,493,256	$ 5,631,627	$ 215	$ 319	$ 324	$ 372	$ 989
2022	$ 10,534,511		$ 14,034,979		$ 3,006,598	$ 3,882,778	$ 171	$ 321	$ 315	$ 326	$ 884
2021	$ 5,388,890		$ 7,829,324		$ 1,314,614	$ 1,844,273	$ 140	$ 213	$ 209	$ 332	$ 876

(1) The PEO reflected in columns (b-1) and (c-1) represents Paul M. Rady who served as our PEO through August 15, 2025 and the PEO reflected in columns (b-2) and (c-2) represents Michael N. Kennedy who has served as our PEO since August 15, 2025. The non-PEO NEOs reflected in columns (d) and (e) represent the following individuals by year:

a. 2025: Yvette K. Schultz, Brendan E. Krueger and Justin J. Agnew.

b. 2024: Michael N. Kennedy, Yvette K. Schultz and Brendan E. Krueger.

c. 2023: Michael N. Kennedy, Yvette K. Schultz and Brendan E. Krueger.

d. 2022: Michael N. Kennedy, W. Patrick Ash, Yvette K. Schultz and Brendan E. Krueger.

e. 2021: Brendan E. Krueger, Alvyn A. Schopp, Michael N. Kennedy, W. Patrick Ash and Glen C. Warren, Jr.

(2) *The Company deducted from and added to the Summary Compensation Table total compensation the following amounts to calculate compensation actually paid in accordance with Item 402(v) of Regulation S-K as disclosed in columns (c) and (e) for each PEO and Non-PEO NEOs in 2025. As the Company's NEOs do not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table totals related to the value of benefits under such plans.*

	2025		
	Paul Rady	Michael Kennedy	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	$11,050,672	$5,382,718	$2,352,553
Adjustments for Equity Awards			
Grant date values in the Summary Compensation Table	$(10,104,350)	$(4,344,864)	$(1,936,656)
Year-end fair value of unvested awards granted in the current year	$13,650,996	$5,869,917	$2,570,922
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$3,902,213	$1,677,947	$646,955
Fair values at vest date for awards granted and vested in current year	$—	$—	$—
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$1,608,904	$575,643	$253,555
Forfeitures during current year equal to prior year-end fair value	$—	$—	$—
Dividends or dividend equivalents not otherwise included in the total compensation	$2,761,454	$940,914	$418,110
Total Adjustments for Equity Awards	$11,819, 217	$4,719,557	$1,952,886
Compensation Actually Paid (as calculated)	$22,869,889	$10,102,275	$4,305,439

(3) *The peer group disclosed is the group of companies whose executive compensation we consider when determining our NEO's compensation as described in "Compensation Discussion and Analysis—Implementing Our Compensation Program Objectives—Competitive Peer Analysis". For 2025, the peer group was comprised of APA Corp., Civitas Resources, Inc., Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy Inc., EQT Corporation, Expand Energy Corporation, Murphy Oil Corporation, Ovintiv Inc., and Range Resources Corporation. The 2025 peer group removed Marathon Oil Corporation, and Southwestern Energy Company and added Civitas Resources, Inc., Expand Energy Corporation, and Murphy Oil Corporation when compared to the 2024 peer group to reflect shifts in the market, including as a result of merger activity, and maintain a comparable peer group. The value of the initial $100 fixed investment of the 2024 peer group's TSR for the 2025 year is included in column (g-1).*

(4) *Adjusted EBITDA is calculated net income plus interest expense, net, income tax expense, depreciation expense, amortization of customer relationships, impairment of property and equipment, loss on long-lived assets, loss on early extinguishment of debt, equity-based compensation, excluding equity in earnings of unconsolidated affiliates, plus distributions from unconsolidated affiliates, transaction expense and other operating expense, net, less interest expense, net, capital expenditures (accrual-based), current income tax expense and dividends declared (accrual-based) for the year, in each case as reported in our audited financial statements for each period presented.*

Narrative Disclosure to Pay versus Performance Table

The illustrations below provide a graphical description of CAP and the following measures:

- the Company's cumulative TSR and the Peer Group's cumulative TSR;
- the Company's Net Income; and
- the Company Selected Measure, which is Adjusted EBITDA.

CAP and Cumulative TSR/Cumulative Peer Group TSR


CAP (PEO c-1)
CAP (PEO c-2)
Average CAP (Non-PEO NEOs)
Company TSR
2024 Peer Group TSR
2025 Peer Group TSR
Compensation ($)
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
TSR ($100 Investment)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$140
$171
$215
$276
$343
2021
2022
2023
2024
2025

CAP and Net Income


CAP (PEO c-1)
CAP (PEO c-2)
Average CAP (Non-PEO NEOs)
Net Income ($MM)
Compensation ($)
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Company Net Income (Loss) (in millions)
$500
$400
$300
$200
$100
$0
$332
$326
$372
$401
$418
2021
2022
2023
2024
2025

CAP and Adjusted EBITDA


CAP (PEO c-1)
CAP (PEO c-2)
Average CAP (Non-PEO NEOs)
Adjusted EBITDA
Compensation ($)
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$876
$884
$989
$1,051
$1,120
2021
2022
2023
2024
2025
$1,200
$1,000
$800
$600
$400
$200
$0
Company Adjusted EBITDA (in millions)

Disclosure of Most Important Performance Measures for Fiscal Year 2025

The measures listed below represent the most important financial performance measures that we used to determine CAP for fiscal year 2025.

Most Important Performance Measures
Adjusted EBITDA
Free Cash Flow after Dividends
Net Debt/EBITDA
Return on Invested Capital (ROIC)
TSR

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 13, 2026, by:

- each of our Named Executive Officers;
- each of our directors and nominees;
- all of our directors, director nominees and executive officers as a group; and
- each person known to us to be the beneficial owner of more than 5% of our outstanding common stock.

Except as otherwise noted, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, officers or more than 5% stockholders, as the case may be. Unless otherwise noted, the mailing address of each person or entity named in the table is 1615 Wynkoop Street, Denver, Colorado, 80202.

	Common Stock Beneficially Owned	
Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Antero Resources[(1)]	139,172,515	29.3%
BlackRock, Inc.[(2)]	38,375,721	8.1%
Paul M. Rady	2,596,880	*
Peter A. Dea	66,901	*
W. Howard Keenan, Jr.	155,784	*
David H. Keyte	114,678	*
Brooks J. Klimley	71,297	*
Janine J. McArdle	80,517	*
John C. Mollenkopf	104,659	*
Nancy E. Chisholm	32,301	*
Michael N. Kennedy[(3)]	1,128,240	*
Yvette K. Schultz[(4)]	422,984	*
Brendan E. Krueger[(5)]	457,767	*
Justin J. Agnew[(6)]	144,834	*
Jeffrey S. Muñoz	11,497	*
Directors and executive officers as a group (13 persons)	5,388,339	1.1%

* *Less than one percent.*

(1) *Based upon its Schedule 13D/A filed on May 6, 2020. Includes 107,000,001 shares of common stock held by Antero Subsidiary Holdings LLC ("AR Sub"). Antero Resources owns 100% of the limited liability company interests in AR Sub.*

(2) *Based solely upon a Schedule 13G/A filed by BlackRock, Inc. on January 25, 2024. BlackRock, Inc.'s address is 50 Hudson Yards, New York, New York 10001. The registered holders of the referenced shares are funds and accounts under management by investment adviser subsidiaries of BlackRock, Inc. (or wholly owned subsidiaries of such funds and accounts). BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of such investment adviser entities, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts (or the wholly owned subsidiaries of such funds and accounts) which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts (or such wholly owned subsidiaries). The address of such funds and accounts (and such wholly owned subsidiaries), such investment adviser subsidiaries and such portfolio managers and/or investment committee members is 50 Hudson Yards, New York, New York 10001.*

(3) *Does not include 472,354 shares of common stock that remain subject to vesting.*

(4) *Does not include 226,850 shares of common stock that remain subject to vesting.*

(5) *Does not include 217,185 shares of common stock that remain subject to vesting.*

(6) *Does not include 64,061 shares of common stock that remain subject to vesting.*

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and related rules of the SEC require our directors and Section 16 officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. We assist our directors and executive officers in making their Section 16(a) filings, pursuant to powers of attorney granted by our insiders, based on information obtained from them and our records.

RELATED PERSON TRANSACTIONS

General

The Audit Committee is charged with reviewing the material facts of related person transactions that do not involve Antero Resources or its subsidiaries (other than the Company and its subsidiaries). The Board, or, if so delegated by the Board, the Conflicts Committee, is charged with reviewing the material facts of related person transactions involving Antero Resources and its subsidiaries (other than the Company and its subsidiaries). The Audit Committee, the Board, or the Conflicts Committee, as applicable, either approves or disapproves of Antero Midstream's participation in such transactions under Antero Midstream's Related Persons Transaction Policy adopted by the Board ("RPT Policy"), which pre-approves certain transactions that are not deemed to be related person transactions pursuant to Item 404 of Regulation S-K.

For all related person transactions during 2025 that were required to be reported in "Related Persons Transactions," the procedures described above were followed unless the RPT Policy did not require review, approval or ratification of the transaction. References in this section to "Antero Midstream," "we," "us," "our" or like terms refer to Antero Midstream Corporation and its consolidated subsidiaries.

Agreements with Antero Resources

Stockholders' Agreement

On October 9, 2018, concurrently with the execution of the Simplification Agreement, dated as of October 9, 2018, by and among Antero Resources, Antero Midstream (f/k/a Antero Midstream GP LP), Antero Midstream Partners LP ("Antero Midstream Partners") and certain of their affiliates (the "Simplification Agreement"), certain affiliates of Warburg Pincus LLC and Yorktown Partners LLC (collectively, the "Sponsor Holders"); Antero Midstream GP LP; AR Sub, a wholly owned subsidiary of Antero Resources; and Paul M. Rady, Glen C. Warren, Jr. and certain of their respective affiliates (collectively, the "Management Stockholders") entered into a Stockholders' Agreement (the "Stockholders' Agreement"), which became effective as of the Closing and which governs certain rights and obligations of the parties following the consummation of the Simplification Transactions. The Sponsor Holders and the Management Stockholders no longer have rights under the Stockholders' Agreement because they no longer hold the requisite number of shares of Antero Midstream Common Stock.

Under the Stockholders' Agreement, and subject to additional limitations in the event of a Fundamental Change (as defined in the Stockholders' Agreement), AR Sub is entitled to designate two directors, who initially were Mr. Rady and Mr. Warren, for nomination and election to the Board for so long as, together with its affiliates, AR Sub owns an amount of shares equal to at least 8% of the qualifying Antero Midstream Common Stock and one director so long as it owns an amount of shares equal to at least 5% of the qualifying Antero Midstream Common Stock. On August 14, 2025, Mr. Rady transitioned from his role as a member and Chairman of the Board to Chairman Emeritus of Antero Midstream, and in connection with Mr. Rady's transition, AR Sub designated Ms. Schultz as its replacement director to serve on the Board to fill the resulting vacancy. Ms. Schultz will stand for election at Antero Midstream's 2028 annual meeting of stockholders as AR Sub's director nominee.

The Sponsor Holders and the Management Stockholders were previously entitled to certain director designation rights, but they no longer hold the requisite amount of Antero Midstream Common Stock. Notwithstanding the foregoing, upon the occurrence of a Fundamental Change, AR Sub will be entitled to designate one director so long as it owns an amount of shares equal to at least 5% of the qualifying Antero Midstream Common Stock.

Pursuant to the Stockholders' Agreement, AR Sub agreed to vote all of its shares of Antero Midstream Common Stock, at AR Sub's election, either (i) in favor of any other nominees nominated by the Nominating & Governance Committee of the Board or (ii) in proportion to the votes cast by the public stockholders of Antero Midstream in favor of such nominees. In calculating the 8% and 5% ownership thresholds for purposes of the Stockholders' Agreement, qualifying Antero Midstream Common Stock is determined by dividing the Antero Midstream Common Stock ownership for AR Sub as of the applicable measurement date by (i) the total number of outstanding shares of Antero Midstream Common Stock at the Closing or (ii) the total number of outstanding shares on the applicable measurement date, whichever is less. Pursuant to the terms of the Stockholders' Agreement, no more than 45% of the shares of Antero Midstream Common Stock outstanding as of closing of the Simplification Transactions will be subject to the obligations of the Stockholders' Agreement.

The Stockholders' Agreement terminates as to each stockholder upon the time at which such stockholder no longer has the right to designate an individual for nomination to the Board pursuant to the Stockholders' Agreement.

Registration Rights Agreement

Antero Midstream entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 12, 2019, with Antero Resources, pursuant to which Antero Midstream agreed to register the resale of certain shares of Antero Midstream Common Stock held by Antero Resources and its subsidiaries, under certain circumstances.

Specifically, pursuant to the Registration Rights Agreement, Antero Midstream took effective a registration statement under the Securities Act that permits the resale of the Registrable Securities (as defined in the Registration Rights Agreement) from time to time as permitted by Rule 415 of the Securities Act (or any similar provision adopted by the SEC then in effect) (the "Resale Registration Statement"). Except in certain circumstances, Sponsor Holders (as defined in the Registration Rights Agreement), which includes Antero Resources and its subsidiaries and Paul M. Rady, owning at least 3% of the issued and outstanding shares of Antero Midstream Common Stock have the right to require Antero Midstream to facilitate an underwritten offering. Antero Midstream is not obligated to effect any demand registration in which the anticipated aggregate offering price is less than $50 million. Sponsor Holders will also have customary piggyback registration rights to participate in underwritten offerings.

Gathering and Compression Agreements

Antero Midstream's gathering and compression service agreements with Antero Resources include: (i) the second amended and restated gathering and compression agreement dated December 8, 2019 (the "2019 gathering and compression agreement"), (ii) a gathering and compression agreement acquired with the Crestwood Equity Partners LP assets (the "Marcellus gathering and compression agreement") and (iii) a compression agreement acquired with the EnLink Midstream LLC assets (the "Utica compression agreement") and (iv) a gathering and compression agreement from Antero Midstream's acquisition in the second quarter of 2024 of certain central Marcellus gathering and compression assets (the "Mountaineer gathering and compression agreement," and together with the 2019 gathering and compression agreement, Marcellus gathering and compression agreement and the Utica compression agreement, the "gathering and compression agreements"). Pursuant to these gathering and compression agreements with Antero Midstream, Antero Resources has agreed to dedicate substantially all of its current and future acreage in West Virginia, Ohio and Pennsylvania to Antero Midstream for gathering and compression services. Our 2019 gathering and compression agreement has an initial term through 2038, our Marcellus gathering and compression agreement has an initial term through 2031 and our Utica compression agreement has two acreage dedications, one of which expired in 2024 and one that expires in 2030. Upon expiration of the Marcellus gathering and compression service agreement, Utica compression agreement and the Mountaineer gathering and compression agreement, the Company will continue to provide gathering and compression services under the 2019 gathering and compression agreement. The minimum gathering and compression fees for the Mountaineer gathering and compression agreement end in 2026.

Under the 2019 gathering and compression agreements, Antero Midstream is entitled to receive a low-pressure gathering fee of $0.30 per Mcf, a high-pressure gathering fee of $0.18 per Mcf, a compression fee of $0.18 per Mcf, and a condensate gathering fee of $4.00 per Bbl, which, in each case, has been subject to CPI-based adjustments. If, and to the extent Antero Resources requests that Antero Midstream construct new high-pressure lines and compressor stations, the 2019 gathering and compression agreement contains minimum volume commitments that require Antero Resources to utilize or pay for 75% and 70%, respectively, of the capacity of such new construction. Additional high-pressure lines and compressor stations installed on Antero Midstream's own initiative are not subject to such volume commitments. These minimum volume commitments on new infrastructure, as well as price adjustment mechanisms, are intended to support the stability of Antero Midstream's cash flows.

Antero Midstream also has an option to gather and compress natural gas produced by Antero Resources on any acreage Antero Resources acquires in the future outside of West Virginia, Ohio and Pennsylvania on the same terms and conditions as the 2019 gathering and compression agreement. In the event that Antero Midstream does not exercise this option, Antero Resources will be entitled to obtain gathering and compression services and dedicate

production from limited areas to such third-party agreements from third parties.

In return for Antero Resources' acreage dedication, Antero Midstream has agreed to gather, compress, dehydrate and redeliver all of Antero Resources' dedicated natural gas on a firm commitment, first-priority basis. Antero Midstream may perform all services under the 2019 gathering and compression agreement or it may perform such services through third parties. In the event that Antero Midstream does not perform its obligations under the 2019 gathering and compression agreement, Antero Resources will be entitled to certain rights and procedural remedies thereunder. In addition to the foregoing, Antero Midstream has the right to elect to be paid for certain services under the 2019 gathering and compression agreement on a cost of service basis designed to generate a specified rate of return.

Pursuant to the 2019 gathering and compression agreement, Antero Midstream has also agreed to build to and connect all of Antero Resources' wells producing dedicated natural gas, subject to certain exceptions, upon 180 days' notice by Antero Resources. In the event of late connections, Antero Resources natural gas will temporarily not be subject to the dedication. Antero Midstream is entitled to compensation under the 2019 gathering and compression agreement for capital costs incurred if a well does not commence production within 30 days following the target completion date for the well set forth in the notice from Antero Resources.

Antero Midstream has agreed to install compressor stations at Antero Resources' direction, but will not be responsible for inlet pressures or for pressuring natural gas to enter downstream facilities if Antero Resources has not directed Antero Midstream to install sufficient compression. Additionally, Antero Midstream will provide high-pressure gathering pursuant to the gathering and compression agreements.

Under the 2019 gathering and compression agreement and the Marcellus gathering and compression agreement, Antero Resources may sell, transfer, convey, assign, grant, or otherwise dispose of dedicated properties free of the dedication, provided that the number of net acres of dedicated properties so disposed of, when added to the number of net acres of dedicated properties previously disposed of free of the dedication since the effective date of the agreement, does not exceed the aggregate number of net acres of dedicated properties acquired by Antero Resources since such effective date. Accordingly, under certain circumstances, Antero Resources may dispose of a significant number of net acres of dedicated properties free from dedication without Antero Midstream's consent.

After the completion of the initial term, which, as described below, was extended to November 2038, the 2019 gathering and compression agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either Antero Midstream or Antero Resources on or before the 180th day prior to the anniversary of such agreement.

On December 8, 2019, the 2019 gathering and compression agreement was amended such that, Antero Midstream agreed to rebate Antero Resources: (i) $12 million for each quarter in 2020 that Antero Midstream receives gathering fees on average daily volumes in excess of certain thresholds; and; (ii) for each quarter in 2021, 2022 and 2023 (a) $12 million for each quarter that the Antero Midstream receives gathering fees on average daily volumes between 2,900 MMcfe/d and 3,150 MMcfe/d, (b) $15.5 million for each quarter that Antero Midstream receives gathering fees on average daily volumes between 3,150 MMcfe/d and 3,400 MMcfe/d, and (c) $19 million for each quarter that Antero Midstream receives gathering fees on average daily volumes exceeding 3,400 MMcfe/d. Such amendment also extended the original 20-year initial term by four years to 2038.

For the year ended December 31, 2025, Antero Midstream earned $987 million in fees under the gathering and compression agreements.

Processing

On February 6, 2017, a joint venture was formed between Antero Midstream and MarkWest Energy Partners, L.P. ("MarkWest"), a wholly owned subsidiary of MPLX, LP (the "Joint Venture"), to develop processing and fractionation assets in Appalachia. Antero Midstream and MarkWest each own a 50% interest in the Joint Venture and MarkWest operates the Joint Venture assets. The Joint Venture assets consist of processing plants in West Virginia and a one-third interest in a recently commissioned MarkWest fractionator in Ohio.

Pursuant to a gas processing agreement between Antero Resources and MarkWest, MarkWest has

agreed to process gas from acreage dedicated by Antero Resources for a fee. MarkWest has entered into a separate agreement with the Joint Venture whereby the Joint Venture has agreed to perform gas processing services with respect to certain volumes on behalf of MarkWest in exchange for the gas processing fees that MarkWest receives from Antero Resources in connection with such volumes (the "MW-JV Arrangement"). During the year ended December 31, 2025, the Joint Venture derived $319 million of revenues from Antero Resources under the MW-JV Arrangement.

Right of First Offer Agreement

On November 10, 2014, Antero Resources entered into a right of first offer agreement with Antero Midstream for gas processing services pursuant to which Antero Resources agreed, subject to certain exceptions, not to procure any gas processing or NGLs fractionation services with respect to Antero Resources' production (other than production subject to a pre-existing dedication) without first offering Antero Midstream the right to provide such services. On February 6, 2017, in connection with the formation of the Joint Venture, Antero Resources and Antero Midstream amended and restated the right of first offer agreement to, among other things, amend the list of conflicting dedications set forth in such agreement to include the gas processing arrangement between Antero Resources and MarkWest. On February 13, 2018, Antero Resources and Antero Midstream further amended and restated the right of first offer agreement to make certain clarifying changes to reflect the original intent of the agreement.

Water Services Agreement

On September 23, 2015, Antero Resources entered into a water services agreement with Antero Midstream, pursuant to which Antero Midstream agreed to provide through certain of its subsidiaries certain water handling and treatment services to Antero Resources within an area of dedication in defined service areas in Ohio and West Virginia, and Antero Resources has agreed to pay fees for those services on a monthly basis. The initial term of the water services agreement is twenty years, automatically renewable from year to year thereafter.

Under the water services agreement, Antero Resources committed to pay a fee on a minimum volume of fresh water deliveries through 2019, which commitments have since expired in accordance with the terms of the water services agreement. Fees payable to Antero Midstream under the water services agreement are based on the volume of fresh water delivered thereunder and the services provided by Antero Midstream thereunder. Antero Resources also agreed to pay Antero Midstream a fixed fee per barrel for wastewater treatment at Antero Midstream's wastewater treatment facility, which was idled in the third quarter of 2019, and a fee per barrel for wastewater collected in trucks owned by Antero Midstream, in each case subject to annual CPI-based adjustments. In addition, Antero Midstream contracts with third-party service providers to provide Antero Resources other fluid handling services including flow back and produced water services and Antero Resources will reimburse Antero Midstream for its third-party out-of-pocket costs plus 3%. In addition to the foregoing, Antero Midstream has the right to elect to be paid for certain services under the water services agreement on a cost of service basis designed to generate a specified rate of return. For the year ended December 31, 2025, Antero Midstream earned $269 million in fees under the water services agreement.

Under the water services agreement, Antero Resources may sell, transfer, convey, assign, grant, or otherwise dispose of dedicated properties free of the dedication, provided that the number of net acres of dedicated properties so disposed of, when added to the number of net acres of dedicated properties previously disposed of free of the dedication since the effective date of the agreement, does not exceed the aggregate number of net acres of dedicated properties acquired by Antero Resources since such effective date. Accordingly, under certain circumstances, Antero Resources may dispose of a significant number of net acres of dedicated properties free from dedication without Antero Midstream's consent.

On February 12, 2019, Antero Resources and Antero Midstream amended and restated the water services agreement to, among other things, make certain clarifying changes with respect to the CPI and the associated adjustments to the fees Antero Midstream will receive from Antero Resources under the water services agreement.

Secondment Agreement

In 2019, Antero Midstream entered into the Amended and Restated Secondment Agreement with Antero Resources. Under this agreement, Antero Resources agreed to provide seconded employees to us or one of our respective direct or indirect subsidiaries to perform certain operational services with respect to the gathering and compression, processing, and NGLs fractionation facilities and water assets, including serving as common paymaster with respect to the seconded employees, and we agreed to reimburse Antero Resources for expenditures Antero Resources incurs performing those operational services. The initial term of the agreement runs through November 2034, automatically renewable from year to year thereafter. For the year ended December 31, 2025, Antero Midstream reimbursed Antero Resources for $21 million of direct and indirect costs and expenses incurred on our behalf pursuant to the secondment agreement.

Services Agreement

In 2019, Antero Midstream entered into the Second Amended and Restated Services Agreement with Antero Resources, pursuant to which Antero Resources agreed to provide certain corporate, general and administrative services to Antero Midstream, including serving as common paymaster, in exchange for reimbursement of any direct and indirect costs and expenses associated with providing such services. The initial term of this agreement runs through November 2034, automatically renewable from year to year thereafter. For the year ended December 31, 2025, Antero Midstream reimbursed Antero Resources for $33 million of direct and indirect costs and expenses incurred on our behalf pursuant to the services agreement.

License

Pursuant to a license agreement with Antero Resources, Antero Midstream has the right to use certain Antero Resources-related names and trademarks in connection with the operation of its midstream business.

Other Agreements

From time to time, in the ordinary course of business, Antero Midstream participates in transactions with Antero Resources and other third parties in which Antero Midstream may be deemed to have a direct or indirect material interest. These transactions include, among other things, agreements that address the provision of midstream services and receipt of contract operating services; surface use agreements; the purchase of fuel for use in Antero Midstream's operations; the release of midstream service dedications in connection with acquisitions, dispositions or exchanges of acreage; consent to the extension of existing services being provided by third parties; the construction of certain pipelines and facilities; the acquisition or disposition of assets and the assignment or assumption of liabilities by us, our subsidiaries and our unconsolidated affiliates; and the procedures for managing insurance claims under certain insurance policies and the purchase agreement relating to the HG acquisition. While certain of these transactions are not the result of arm's-length negotiations, we believe the terms of each of the transactions are, and specifically intend the terms to be, generally no more or less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar transactions. During the year ended December 31, 2025, there were no such transactions.

Employment

Timothy Rady, Senior Vice President—Land of Antero Midstream and the son of Paul M. Rady, the Chairman Emeritus, Former Chairman of the Board of Directors, and Former Chief Executive Officer and President of Antero Midstream, provided services to us in 2025. Total compensation paid to Timothy Rady and allocated to Antero Midstream in 2025 consisted of base salary, bonus and other benefits totaling $191,750 and award grants under the AM LTIP having an aggregate grant date fair value of $530,473 which are subject to certain time-based vesting conditions.

QUORUM AND VOTING

Voting Stock

Antero Midstream's common stock is the only outstanding class of securities that entitles holders to vote generally at meetings of Antero Midstream's stockholders. Each share of common stock outstanding on the record date entitles the holder to one vote at the Annual Meeting. Stockholders do not have the right to cumulate their votes for election of Directors. Holders of shares of Series A Preferred Stock are not entitled to vote such shares at the Annual Meeting.

Quorum

The presence, in person, online or by proxy, of the holders of a majority in voting power of the outstanding shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes (described below) will be counted for purposes of determining whether a quorum is present at the Annual Meeting. The chairman has the power to adjourn the Annual Meeting from time to time, without notice other than as required pursuant to applicable law, until a quorum is present. At any annual meeting reconvened following an adjournment at which a quorum is present, any business may be transacted that might have been transacted at the annual meeting as originally scheduled.

Stockholder List

Antero Midstream will maintain at its corporate offices in Denver, Colorado a list of the stockholders entitled to vote at the Annual Meeting. The list will be open to the examination of any stockholder, for purposes germane to the Annual Meeting, during ordinary business hours for ten days before the Annual Meeting.

Vote Required

Only stockholders of record at the close of business on April 13, 2026, have the right to vote at the Annual Meeting. The proposals at the Annual Meeting will require the following votes:

Proposal	Vote required	Voting options	Can brokers vote without instructions?	Effect of abstentions, withheld votes and broker non-votes
Election of directors	Each nominee must receive a plurality of the votes cast	For all nominees Withhold authority for all nominees For all except	No	Withheld votes will not have any effect.* Broker non-votes will not have any effect.
Ratification of the selection of the independent registered public accounting firm	Affirmative vote of the holders of a majority of the voting power of the shares present in person, online or represented by proxy at the meeting and entitled to vote on the matter	For Against Abstain	Yes	Abstentions will have the effect of a vote "against." There should not be broker non-votes.
Advisory approval of the compensation of the Named Executive Officers	Affirmative vote of the holders of a majority of the voting power of the shares present in person, online or represented by proxy at the meeting and entitled to vote on the matter	For Against Abstain	No	Abstentions will have the effect of a vote "against." Broker non-votes will not have any effect.
Advisory vote on preferred frequency of future advisory votes on the compensation of the Named Executive Officers	Option receiving the plurality of the shares present in person, online or represented by proxy at the meeting and entitled to vote on the matter	1 Year 2 Years 3 Years Abstain	No	None.

* *Votes that are "withheld" from a director's election will not affect the outcome of the vote on the election of a director. However, for a discussion of our Majority Vote Director Resignation Policy, please see "Corporate Governance—Majority Vote Director Resignation Policy."*

An automated system that Broadridge Investor Communications Services administers will tabulate the votes.

Brokers who hold shares in street name for customers are required to vote those shares in accordance with instructions received from the beneficial owners.

NYSE Rule 452 restricts when brokers that are record holders of shares may exercise discretionary authority to vote those shares in the absence of instructions from beneficial owners. When brokers are not permitted to vote on a matter without instructions from the beneficial owner, and do not receive such instructions, the result is a "broker non-vote."

Default Voting

A proxy that is properly completed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. If you properly complete and return a proxy, but do not indicate any contrary voting instructions, your shares will be voted in accordance with the Board's recommendations, which are as follows:

- FOR the election of the three persons named in this Proxy Statement as the Board's nominees for election as Class I directors;
- FOR the ratification of the selection of KPMG LLP as Antero Midstream's independent registered public accounting firm for the fiscal year ending December 31, 2026;
- FOR the approval, on an advisory basis, of the compensation of Antero Midstream's Named Executive Officers; and
- FOR the approval, on an advisory basis, of the frequency of "1 year" for future advisory votes on the compensation of Antero Midstream's Named Executive Officers.

If any other business properly comes before the stockholders for a vote at the Annual Meeting, your shares will be voted at the discretion of the holders of the proxy. The Board knows of no matters, other than those previously stated herein, to be presented for consideration at the Annual Meeting.

Revoking Your Proxy

Stockholders of record may revoke their proxy at any time before the electronic polls close by submitting a later-dated vote online via the Internet, by telephone or by mail; by delivering instructions to Antero's Secretary before the Annual Meeting commences; or by voting online in person during the Annual Meeting. Beneficial stockholders may revoke any prior voting instructions by contacting the broker, bank, or other nominee that holds their shares prior to the Annual Meeting or by voting online during the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies, including the preparation, printing and mailing of the Notice of Annual Meeting and Proxy Statement and the related materials. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We have retained MacKenzie Partners, Inc. ("MacKenzie") to aid in the solicitation of proxies for an estimated fee of approximately $22,000 and the reimbursement of out-of-pocket expenses. We have also agreed to indemnify MacKenzie and its representative against certain losses that arise or relate to MacKenzie's engagement for the solicitation of proxies.

Copies of the Annual Report

Upon written request, we will provide any stockholder, without charge, a copy of the Form 10-K, but without exhibits. Stockholders should direct requests to Antero Midstream Corporation, 1615 Wynkoop Street, Denver, Colorado 80202. Our Form 10-K and the exhibits filed or furnished therewith are available on our website, *www.anteromidstream.com,* in the "SEC Filings" subsection of the "Investors" section.

ADDITIONAL INFORMATION

Proxy Materials, Annual Report and Other Information

The Notice of Annual Meeting of Stockholders and Proxy Statement, along with Antero Midstream's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 11, 2026, and Antero Midstream's 2025 Annual Report to Stockholders are available free of charge at *www.anteromidstream.com* in the "SEC Filings" subsection under the "Investors" section. These materials do not constitute a part of the proxy solicitation material.

Stockholders Sharing an Address

Each registered stockholder (meaning you own shares in your own name on the books of our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer and Trust Company LLC)) will receive one Notice of Internet Availability (the "Notice") per account, regardless of whether you have the same address as another registered stockholder.

If your shares are held in "street name" (that is, in the name of a bank, broker or other holder of record), applicable rules permit brokerage firms and Antero Midstream, under certain circumstances, to send one Notice to multiple stockholders who share the same address. This practice is known as "householding." Householding saves printing and postage costs by reducing duplicate mailings. If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. If you wish to revoke a previously granted "householding" consent, you must contact your broker. If your household is receiving multiple copies of the Notice and you wish to request delivery of a single copy, you should contact your broker directly.

Stockholder Proposals and Director Nominations for the 2027 Annual Meeting

Stockholder Proposals for Inclusion in the 2027 Proxy Statement. Any stockholder desiring to present a proposal at Antero Midstream's 2027 Annual Meeting of Stockholders and to have the proposal included in Antero Midstream's related proxy statement pursuant to Rule 14a-8 must send the proposal to Antero Midstream, c/o Yvette K. Schultz, at 1615 Wynkoop Street, Denver, Colorado, 80202, so that it is received no later than December 23, 2026. All such proposals should be in compliance with SEC rules and regulations. Antero Midstream will only include in its proxy materials those stockholder proposals that it receives before the deadline and that are proper for stockholder action.

Stockholder Proposals and Director Nominations for Presentation at the 2027 Annual Meeting But Not for Inclusion in 2027 Proxy Statement. In addition, any stockholder entitled to vote at Antero Midstream's 2027 Annual Meeting of Stockholders may propose business (other than proposals to be included in Antero Midstream's proxy materials) and director nominees to be included on the agenda of, and properly presented for action at, the 2027 Annual Meeting of Stockholders if written notice of such stockholder's intent is given in accordance with the requirements of Antero Midstream's bylaws and SEC rules and regulations. Any such proposal must be delivered in writing at the address shown previously in this section so it is received between February 2, 2027 and March 4, 2027; provided, however, that in the event that the date of Antero Midstream's 2026 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the first anniversary date of this year's Annual Meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of Antero Midstream's 2027 Annual Meeting of Stockholders

and not later than the close of business on the later of the 90th day prior to Antero Midstream's 2027 Annual Meeting of Stockholders or, if the first public announcement of the date of Antero Midstream's 2027 Annual Meeting of Stockholders is less than 100 days prior to the date of Antero Midstream's 2027 Annual Meeting of Stockholders, the 10th day following the day on which public announcement of the date of Antero Midstream's 2027 Annual Meeting of Stockholders is first made by the Company.

Stockholder Proxy Solicitation for Shareholder Director Nominees. Any stockholder who intends to solicit proxies in support of any director nominees other than the Company's nominees must comply with the content requirements of SEC Rule 14a-19 (the SEC's universal proxy rule) at the time it complies with the earlier deadlines in the Company's advance notice provisions of its bylaws. Thus, if a stockholder intends to solicit proxies in support of any director nominees submitted under the advance notice provisions of the Company's bylaws for Antero Midstream's 2027 Annual Meeting of Stockholders, then such stockholder must also provide proper written notice that sets forth all the information required by SEC Rule 14a-19 to the address shown previously in this section so that it is received between February 2, 2027 and March 4, 2027; provided, however, that if Antero Midstream's 2027 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 60 days after the first anniversary date of this year's Annual Meeting, to be properly brought, timely notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the date of Antero Midstream's 2027 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to Antero Midstream's 2027 Annual Meeting of Stockholders or, if the first public announcement of the date of Antero Midstream's 2027 Annual Meeting of Stockholders is less than 100 days prior to the date of Antero Midstream's 2027 Annual Meeting of Stockholders, the 10th day following the day on which public announcement of the date of Antero Midstream's 2027 Annual Meeting of Stockholders is first made by the Company. Further, in the event that Antero Midstream's 2027 Annual Meeting of Stockholders is called for a date that is more than 30 days but less than 60 days after the first anniversary date of this year's annual meeting date, to be properly brought, the notice by the stockholder must be received no later than the close of business on the later of the 60th day prior to the date of Antero Midstream's 2027 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of Antero Midstream's 2027 Annual Meeting of Stockholders is first made by the Company, unless the Company's bylaws call for an earlier date.

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